No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2006

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On April 12, 2006, Acura unveiled an unprecedented trio of new vehicles at the New York International Auto Show, including the show stopping world debut of the MD-X Concept SUV. In addition, a production version of the all-new RDX performance luxury SUV made its debut, providing an advance preview of Acura’s all-new light truck lineup. Finally, an Acura powered-race car was unveiled along with the announcement that it would campaign in the 2007 American Le Mans Series (ALMS).

Exhibit 2:

On April 13, 2006, American Honda Motor Co., Inc. announced that the completely redesigned 2006 Honda Civic Hybrid, the most economical and environmentally responsible gasoline-powered Civic ever, won the World Car of the Year Award for greenest car. A jury of 46 international automotive journalists selected the 2006 Civic Hybrid, which achieves an EPA estimated city/highway fuel economy of 49/51 miles per gallon, as the winner of the 2006 World Green Car.

Exhibit 3:

On April 19, 2006, Honda Motor Co., Ltd. announced that it has acquired its outstanding company shares of 7,336,871,000 yen at aggregate amount for 961,000 shares during the period from April 3, 2006 to April 14, 2006 pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.

Exhibit 4:

On April 24, 2006 Honda Motor Co., Ltd. announced a summary of automobile production, domestic sales, and export results for the fiscal year ended March 31, 2006, (Fiscal Year 2006) as well as for the month of March. Honda set new all-time fiscal year records for production in North America, Europe, Asia, and China, resulting in the 9th consecutive all-time record for overseas and worldwide production. (Ref. #C06-033)

Exhibit 5:

On April 26, 2006, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Fumihiko Ike
Fumihiko Ike
Director

Date: May 17, 2006

Acura Unveils Trio of Vehicles at the New York International Auto Show

All-New Acura Light Truck Lineup Takes Center Stage

NEW YORK, U.S.A., April 12, 2006–Acura unveiled an unprecedented trio of new vehicles at the New York International Auto Show, including the show stopping world debut of the MD-X Concept SUV. In addition, a production version of the all-new RDX performance luxury SUV made its debut, providing an advance preview of Acura’s all-new light truck lineup. Finally, an Acura powered-race car was unveiled along with the announcement that it would campaign in the 2007 American Le Mans Series (ALMS).

Acura MD-X Concept and Turbocharged Acura RDX Debut

“All three vehicles represent Acura’s passion for providing the best in automotive performance and technology,” said John Mendel, senior vice president, Auto Operations. “From the sporty RDX, to the exciting MD-X Concept, to the world-class Acura ALMS race car, Acura is moving ahead of the competition and into the fast lane.”

Acura’s all-new light truck lineup took center stage with the unveiling of the MD-X Concept and RDX entry premium SUV. With bold styling, the MD-X Concept provides a glimpse of the all-new MDX luxury performance SUV, which will go on sale this fall. The Concept’s aggressive design exudes performance and reflects the SUV’s track-tuned development.

The all-new RDX, which features Acura’s first turbocharged engine and the breakthrough Super Handling All-Wheel Drive(TM) (SH-AWD(TM)), also made its debut. Hitting dealerships this summer, the RDX boasts the exceptional handling of a sports sedan with the utility of a SUV.

Finally, Acura unveiled an Acura-powered race car the company plans to campaign in the 2007 American Le Mans Series. The ALMS draws on the heritage of long-distance “endurance” sports car racing in both Europe and the United States, as exemplified by the historic 24 Hours of Le Mans. The 10-race domestic series includes the 12 Hours of Sebring - a U.S. fixture since 1952 - plus events at the country’s premier road circuits, including Road America, Mid-Ohio Sports Car Course, Laguna Seca, Lime Rock Park and Road Atlanta.

ALMS competition features multi-class racing of high-tech sports car prototypes and production-based Grand Touring machinery, with both factory teams and relentless privateers battling for victory. State-of-the-art technology and engineering, ranging from electronics to aerodynamics to fuel efficiency, are key to success in the ALMS. Manufacturers currently fielding teams include Audi, Porsche, BMW, Ferrari, Lexus, Aston Martin, and Chevrolet.

2006 Honda Civic Hybrid Wins ‘World Car of the Year Award’ for Greenest Car

NEW YORK, U.S.A., April 13, 2006–The completely redesigned 2006 Honda Civic Hybrid, the most economical and environmentally responsible gasoline-powered Civic ever, has won the World Car of the Year Award for greenest car, American Honda Motor Co., Inc., announced. A jury of 46 international automotive journalists selected the 2006 Civic Hybrid, which achieves an EPA estimated city/highway fuel economy of 49/51 miles per gallon, as the winner of the 2006 World Green Car.

2006 Honda Civic Hybrid Named World Green Car

“Honda continues to be a leader in producing environmentally responsible vehicles that set the standard for fuel economy and low emissions,” said John Mendel, Senior Vice President, American Honda Motor Co., Inc. “The award-winning 2006 Civic Hybrid is the latest embodiment of Honda’s long-term commitment to the development of environmentally friendly technologies that are also fun to drive.”

Characterized by advanced new styling, Honda’s all-new Civic Hybrid also offers the latest in safety technology, as well an array of standard features, such as multiple audio entertainment choices, that increase content and value.

Equipped with a continuously variable transmission (CVT) as standard equipment for 2006, the Civic Hybrid can now deactivate all four of its cylinders and operate using only the electric motor in certain steady-state cruising situations. Compared to the 2006 Civic Sedan with an automatic transmission, the Civic Hybrid provides a city fuel economy increase of approximately 63 percent and a highway fuel economy increase of 27 percent.

Standard features on all 2006 Civic Hybrids include:

•	Advanced Compatibility Engineering(TM) (ACE(TM)) Body Structure

•	1.3-liter i-VTEC 4-cylinder engine with 20 horsepower electric motor (combined 110-horsepower @ 6000 rpm and 123 lb-ft. torque @1000-2500 rpm)

•	New lighter, more powerful and efficient Integrated Motor Assist (IMA) system with greatly enhanced energy regeneration capability and electric-only operation

•	Continuously Variable Transmission (CVT) as standard equipment

•	49/51 mpg city/highway*

•	AT-PZEV emission technology in all 50 states

•	Exclusive interior styling includes IMA instrument panel meters, two-tone seating surfaces and new blue interior option

Honda first introduced U.S. consumers to hybrid technology with the Insight in December 1999. It launched its second hybrid vehicle, the Civic Hybrid, in March 2002, followed by the first-ever V6-powered hybrid, the Accord Hybrid, in December 2004.

April 19, 2006

Notice Regarding the Results of Purchase of Company Shares

Tokyo, April 19, 2006 — Honda Motor Co., Ltd. today announced that it has acquired its outstanding company shares pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code as follows.

As a result of this acquisition, all the acquisition of the company shares that was authorized under the resolution adopted at the meeting of the Board of Directors held on January 31, 2006 have been completed.

(1) Type of shares acquired

Common stock of Honda Motor Co., Ltd.

(2) Period of acquisition

From April 3 to April 14, 2006

(3) Aggregate number of shares acquired

961,000 shares

(4) Aggregate amount of acquisition

7,336,871,000 yen

(5) Method of acquisition

Purchase on the Tokyo Stock Exchange

Reference:

Resolution at the meeting of the Board of Directors held on January 31, 2006.

(1) Type of shares to be acquired

Common stock of Honda Motor Co., Ltd.

(2) Maximum number of shares to be acquired

5,800,000 shares

(3) Maximum amount of acquisition

32 billion yen

(4) Period of acquisition

From February 6, 2006 to April 14, 2006

Aggregate number and amount of company shares acquired as of April 14, 2006, since the date of the resolution at the meeting of the Board of Directors (January 31, 2006).

(1) Aggregate number of shares acquired

4,507,800 shares

(2) Aggregate amount of acquisition

31,999,535,000 yen

Ref.#C06-033

Honda Sets 9th Straight All-Time Fiscal Year Record for Worldwide Production

April 24, 2006 – Honda Motor Co., Ltd. today announced a summary of automobile production, domestic sales, and export results for the fiscal year ended March 31, 2006, (Fiscal Year 2006) as well as for the month of March. Honda set new all-time fiscal year records for production in North America, Europe, Asia, and China, resulting in the 9th consecutive all-time record for overseas and worldwide production.

<Production>

Fiscal Year 2006 (fiscal year ended March 31, 2006)

Total domestic production for Fiscal Year 2006 decreased 2.1% compared to the previous fiscal year, due largely to a decrease in production of domestic models. This is the first time in two years, since fiscal year 2004, that domestic production declined compared to the previous fiscal year.

Overseas production for Fiscal Year 2006 increased 10.7% compared to the previous fiscal year, due mainly to production increases in North America and Asia. This is the ninth consecutive year, since Fiscal Year 1998, that overseas production exceeded the total from the previous year.

Worldwide production for Fiscal Year 2006 increased 5.7% compared to the previous fiscal year, due to an increase in overseas production. This is the ninth consecutive year, since Fiscal Year 1998, that overseas production exceeded the total from the previous year.

Honda set all-time fiscal year records for overseas and worldwide production, as well as production in North America, the U.S., Europe, Asia, and China.

March 2006

Domestic production for the month of March declined 4.1% compared to the same month a year ago due to a decrease in production of domestic models. It is the fourth consecutive month, since December 2005, that domestic production declined compared to the same month a year ago.

Overseas production in March increased 11.0%, due largely to production increases in North America and Asia. It is the eighth consecutive month, since August 2005, for an increase over the same month a year ago.

Worldwide production in March increased 5.0% due to increased overseas production. It is the eighth consecutive month, since August 2005, for an increase over the same month a year ago.

Overseas and worldwide production as well as production in North America, the U.S., Asia and China achieved a new all-time monthly record for sales in any month.

<Japan Domestic Sales>

Fiscal Year 2006 (fiscal year ended March 31, 2006)

Total domestic auto sales for Fiscal Year 2006 declined 1.0% compared to the previous fiscal year. It is the fourth consecutive year, since Fiscal Year 2003, for total domestic sales to decline compared to the previous year.

Despite a drop in sales for models such as Fit and Odyssey due to stabilizing demand, overall new vehicle registrations (passenger car and light truck sales, not including mini vehicles) for Fiscal Year 2006 increased 0.5% compared to the previous fiscal year, due to increased sales of the all-new Airwave and StepWGN, which were introduced earlier in the year. It is the second consecutive year, since Fiscal Year 2005, for new vehicle registrations to exceed the total from previous year.

Sales of mini vehicles for Fiscal Year 2006 declined 3.9% compared to the previous year due to stabilizing demand for the Life and That’s models. It is the fifth consecutive year, since Fiscal Year 2002, that total mini vehicle sales declined compared to the previous year.

March 2006

Total domestic auto sales of 99,001 units for the month of March represents a 6.8% increase compared to the same month a year ago, due to increased sales in both the mini vehicle category and new vehicle registrations (passenger car and light truck sales). This is the first time in five months, since October 2005, that domestic auto sales exceeded the total from the same month a year ago.

New vehicle registrations (passenger car and light truck sales, not including mini vehicles) for the month of March increased 6.1% compared to the same month a year ago due mainly to increased sales of models such as StepWGN and Airwave. This is the first time in four months, since November 2005, that new vehicle registration exceeded the total from the same month a year ago. Sales of mini vehicles also increased 7.9% in March compared to the same month a year ago due to increased sales of the Zest. This is the first time in five months, since October 2005, that mini vehicle sales exceeded the total from the same month a year ago.

The Life was Honda’s best selling vehicle in March on sales of 15,959 units, to rank as the industry’s fourth best selling mini vehicle. Fit and StepWGN ranked as Honda’s second and third best selling vehicles for the month. Fit had sales of 15,541 units, the third best selling car among new vehicle registrations (not including mini vehicles), while StepWGN had sales of 13,075 units, the fifth best selling car among new vehicle registrations in the industry. The Zest was Honda’s fourth best selling vehicle for the month of March on sales of 8,684 units, to rank as the 10th best selling mini vehicle in the industry.

<Exports>

Fiscal Year 2006 (fiscal year ended March 31, 2006)

Total exports for Fiscal Year 2006 of 538,844 units, were up 1.5% compared to the previous year, due mainly to strong sales in North America of the Civic and the Acura TSX (known as Accord in Japan). It is the second consecutive year, since Fiscal Year 2005, for exports to increase slightly from the total from the previous year.

March 2006

Auto exports for the month of March totaled 52,790 units, a 22.3% increase compared to the same month a year ago, due mainly to increased export of models such as Fit and CR-V to North America. This is the first time in two months, since January 2006, that exports exceeded the total from the same month a year ago.

PRODUCTION, SALES, EXPORTS (March 2006)

Production

	*Fiscal Year 2006		March 2006		Year-to-date Total Jan—Mar 2006
	Units	vs.FY05	Units	vs.3/’05	Units	vs.2005
Domestic (CBU+CKD)	1,243,368	-2.1%	122,418	-4.1%	329,583	-5.3%
Overseas (CBU only)	2,199,501	+10.7%	214,466	+11.0%	575,975	+9.8%

Worldwide Total	3,442,869	+5.7%	336,884	+5.0%	905,558	+3.8%

*(April/01/2005~March/31/2006)

Production by region

	*Fiscal Year 2006		March 2006		Year-to-date total Jan—Mar 2006
	Units	vs.FY05	Units	vs.3/’05	Units	vs.2005
North America	1,369,619	+10.3%	131,107	+6.3%	363,009	+6.1%
(USA only)	962,815	+16.2%	93,523	+9.4%	258,321	+9.7%
Europe	189,794	+0.1%	18,819	+11.9%	51,869	+6.0%
Asia	559,940	+16.4%	56,373	+23.7%	139,534	+21.2%
(China only)	288,177	+21.6%	30,957	+35.4%	73,436	+40.3%
Others	80,148	+7.9%	8,167	+8.4%	21,563	+19.0%

Overseas Total	2,199,501	+10.7%	214,466	+11.0%	575,975	+9.8%

*(April/01/2005~March/31/2006)

Japan Domestic Sales

Vehicle type	*Fiscal Year 2006		March 2006		Year-to-date total Jan—Mar 2006
	Units	vs.FY05	Units	vs.3/’05	Units	vs.2005
Registrations	467,083	+0.5%	62,958	+6.1%	121,089	-0.1%
Mini Vehicles	242,633	-3.9%	36,043	+7.9%	63,157	-6.3%

Honda Brand Total	709,716	-1.0%	99,001	+6.8%	184,246	-2.3%

*(April/01/2005~March/31/2006)

Export from Japan

	*Fiscal Year 2006		March 2006		Year-to-date Total Jan—March 2006
	Units	vs.FY05	Units	vs.3/’05	Units	vs.2005
North America	263,233	+3.8%	32,782	+30.6%	85,186	+15.6%
(USA only)	235,840	+3.1%	29,666	+34.7%	76,491	+16.9%
Europe	145,301	-3.4%	8,779	-8.6%	40,181	+10.4%
Asia	17,047	-13.5%	2,151	+106.2%	4,896	+5.0%
Others	113,263	+5.9%	9,078	+22.5%	25,381	+1.9%

Total	538,844	+1.5%	52,790	+22.3%	155,644	+11.4%

*(April/01/2005~March/31/2006)

April 26, 2006

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2006

Tokyo, April 26, 2006—Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2006.

Fourth Quarter Results

Honda’s consolidated net income for the fiscal fourth quarter ended March 31, 2006 totaled JPY 219.5 billion (USD 1,869 million), an increase of 133.4% from the same period in 2005. Basic net income per Common Share for the quarter amounted to JPY 239.78 (USD 2.04), compared to JPY 101.43 for the same period in 2005. Two of Honda’s American Depository Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,833.7 billion (USD 24,123 million), an increase of 20.6% over the same period in 2005. Revenue was positively affected by currency translations, which were translations of foreign-currency-denominated revenue from Honda’s overseas subsidiaries into Japanese yen. Honda estimates that if the exchange rate of yen had remained unchanged from the same period in 2005, revenue for the quarter would have increased by approximately 10.5%.

Consolidated operating income for the fiscal fourth quarter totaled JPY 340.8 billion (USD 2,901 million), an increase of 142.8% compared to the same period in 2005. This increase in operating income was primarily due to the positive impact of currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue and gain on return of the substitutional portion of the Employees’ Pension Funds to the Japanese government (herein referred to as “return”), which offset the negative impact of increased selling, general and administrative (SG&A) expenses and research and development (R&D) expenses.

Consolidated income before income taxes for the quarter totaled JPY 334.8 billion (USD 2,850 million), an increase of 159.3% from the same period in 2005.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method, amounted to JPY 22.7 billion (USD 194 million) for the quarter, an increase of 16.3% from the same period in 2005.

The gain on “return” of JPY 138.0 billion (USD 1,175 million) which was recorded in the fiscal fourth quarter ended March 31, 2006, was included in the result of consolidated operating income and consolidated income before income taxes. Accordingly, the result of amount of the relevant income after tax that was recorded by the “return” was included in the consolidated net income for the fiscal fourth quarter ended March 31, 2006.

Business Segment

With respect to Honda’s sales in the fiscal fourth quarter by business category, motorcycle unit sales totaled 2,413 thousand units, a decrease of 11.2% from the same period in 2005. Motorcycle unit sales in Japan was 93 thousand units, approximately the same level as the corresponding period in 2005. Overseas unit sales was 2,320 thousand units, a decrease of 11.6% from the same period in 2005, due mainly to a decrease in unit sales of parts for local production at affiliates accounted for under the equity method in Asia*. Revenue from sales to unaffiliated customers increased 20.2%, to JPY 391.4 billion (USD 3,332 million), due mainly to positive currency translation effects and the positive impact of the change in model mix, offsetting the negative impact of decreased unit sales. Operating income increased by 124.5 % to JPY 60.5 billion (USD 516 million), due mainly to the positive currency effects caused by the depreciation of the Japanese yen, increased profits attributable to higher revenue, an decrease in unrealized profit in inventories and gain on “return”, offsetting negative impact of the increased SG&A expenses.

*Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts. Such products amounted 1,070 thousand units for the fiscal fourth quarter.

Honda’s unit sales of automobiles was 901 thousand units, increased by 4.9% from the same period in 2005. In Japan, unit sales of automobiles decreased 2.6% to 190 thousand units. Overseas unit sales increased 7.1% to 711 thousand units, due mainly to continued strong sales in North America. Revenue from sales to unaffiliated customers increased 20.3% to JPY 2,250.1 billion (USD 19,155 million) during the quarter, due to the positive currency translation impact and increased unit sales, mainly in North America. Operating income increased 168.3% to JPY 243.0 billion (USD 2,069 million), due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue, change in sales price in North America and gain on “return”, which offset the negative impact of the increased SG&A expenses such as increase in logistic costs caused by higher oil prices and increased R&D expenses.

Revenue from sales to unaffiliated customers in financial services business increased 28.1% to JPY 82.8 billion (USD 705 million), due mainly to positive currency translation effects and the increased revenue due to the growth of the automobile business in North America. Operating income increased 32.3% to JPY 23.9 billion (USD 204 million), due mainly to the positive impact of the currency effects caused by the depreciation of the Japanese yen, higher revenue due to an increased finance-subsidiaries receivable from growth of business and the decreased SG&A due to the reversal of the allowance for losses on lease residual values that was attributable to the increase in used-car prices, which offset negative impact of increased funding costs.

Unit sales of power products in Japan totaled 138 thousand units, an increase of 17.9% and overseas unit sales was 1,981 thousand units, increased by 18.8%. Total unit sales of power products was 2,119 thousand units, up by 18.8 % from the same period in 2005. Increased unit sales of general-purpose engines in North America and Europe, and general-purpose engines and cogeneration units in Japan, were the major contributing factors to this increase. Revenue from sales to unaffiliated customers in power products and other businesses increased by 22.6% to JPY 109.3 billion (USD 930 million), due mainly to an increase in unit sales of power products. Operating income was JPY 13.2 billion (USD 112 million), an increase of 183.2% from the same period in 2005, due mainly to the positive impact of the currency effects caused by the depreciation of the Japanese yen, an increased profit attributable to higher revenue and gain on “return”, which offset increased SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the fiscal fourth quarter by geographical segment, in Japan, revenue for exports and domestic sales was JPY 1,179.6 billion (USD 10,042 million), up by 7.9% compared to the same period in 2005, due primarily to increased unit sales for exports in the automobile business. Operating income in Japan was JPY 184.8 billion (USD 1,573 million), up by 265.1%, due primarily to the positive impact of the currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue and gain on “return” of JPY 138.0 billion (USD 1,175 million), which offset the negative impact of the increase in SG&A expenses, such as an increase in logistic costs caused by higher oil prices and R&D expenses.

In North America, revenue increased by 26.6% from the same period in 2005 to JPY 1,625.3 billion (USD 13,836 million), due mainly to the positive currency translation effects and increased unit sales in all of Honda’s business segments, particularly the motorcycle, automobile, financial services and power product businesses. Operating income increased by 43.8% to JPY 105.8 billion (USD 901 million) from the same period in 2005, due primarily to the positive impact of the currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue and change in sales price in North America, which offset the negative impact of the increased sales incentives and the negative impact of increased funding.

In Europe, revenue for the quarter increased by 24.2% to JPY 353.5 billion (USD 3,010 million) compared to the same period of the previous year, due primarily to the positive currency translation effects and increased unit sales in all of Honda’s business segments. Operating income in Europe decreased by 15.3% to JPY 9.8 billion (USD 84 million), due mainly to the negative impact of the increase in SG&A expenses, offsetting the positive impact of increased profit attributable to higher revenue.

In Asia, revenue increased by 19.3% to JPY 285.8 billion (USD 2,433 million) from the same period of the previous year, due primarily to the positive currency translation effects and increased unit sales in all of Honda’s business segments. Operating income increased by 82.3% to JPY 12.7 billion (USD 109 million) from the same period of the previous year, due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen and increased profit attributable to higher revenue.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue for the fourth quarter increased by 21.6% to JPY 161.3 billion (USD 1,373 million) compared to the same period of the previous year, due mainly to the positive currency translation effects and the increased revenue in motorcycle business, mainly in South America. Operating income increased by 153.8% from the same period of the previous year to JPY 11.6 billion (USD 100 million), due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen and increased profit attributable to higher revenue, offsetting the negative impact of the increase in SG&A expenses.

Fiscal Year Results

Honda’s consolidated net income for the fiscal year ended March 31, 2006, totaled JPY 597.0 billion (USD 5,082 million), an increase of 22.8% from the same period in 2005. Basic net income per Common Share for the fiscal year amounted to JPY 648.67 (USD 5.52), compared to JPY 520.68 for the same period in 2005. Two of Honda’s American Depositary Shares represent one Common Share.

Consolidated revenue for the period amounted to JPY 9,907.9 billion (USD 84,345 million), an increase of 14.5% over the same period in 2005. Revenue was positively affected by currency translations, which were translations of foreign-currency-denominated revenue from Honda’s overseas subsidiaries into yen. Honda estimates that if the exchange rate of yen had remained unchanged from that in the same period in 2005, revenue for the fiscal year would have increased by approximately 9.3%.

Consolidated operating income for the fiscal year totaled JPY 868.9 billion (USD 7,397 million), an increase of 37.7% over the same period in 2005. This was primarily due to positive currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue, continuing cost reduction effects and gain on “return”, which offset the negative impact of increased SG&A and R&D expenses.

Consolidated income before income taxes for the fiscal year totaled JPY 814.6 billion (USD 6,935 million), an increase of 24.0% from the same period in 2005.

Equity in income of affiliates, which is mainly attributable to Asian affiliates accounted for under the equity method for the fiscal year amounted to JPY 99.6 billion (USD 848 million), which was up 3.7%.

The gain on “return” of JPY 138.0 billion (USD 1,175 million) which was recorded in the fiscal year ended March 31, 2006, was included in the result of consolidated operating income and consolidated income before income taxes. Accordingly, the result of amount of the relevant income after tax that was recorded by the “return” was included in the consolidated net income for the fiscal year ended March 31, 2006.

Business Segment

With respect to Honda’s sales in the fiscal year by business category, motorcycle unit sales totaled 10,271 thousand units, down 2.0% from the same period in 2005. Motorcycle unit sales in Japan decreased 2.6% to 368 thousand units, and overseas unit sales was 9,903 thousand units, which was down 2.0% from the same period in 2005, mainly due to a decrease in unit sales of parts for local production at affiliates accounted for under the equity method in Asia*. Revenue from sales to unaffiliated customers increased 11.7%, to JPY 1,225.8 billion (USD 10,435 million), due mainly to the positive impact of the currency translation effects and the change in model mix, offsetting negative impact of decreased unit sales. Operating income increased by 64.4% to JPY 113.9 billion (USD 970 million), due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue, continuing cost reduction effects and gain on “return”, offsetting the negative impact of the increase in SG&A and R&D expenses.

*Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results and forecasts. Such products amounted 2,600 thousand units for the fiscal year.

Honda’s unit sales of automobiles increased by 4.6% from the same period in 2005 to 3,391 thousand units. In Japan, unit sales of automobiles decreased 2.2% to 696 thousand units. Overseas unit sales increased 6.5% to 2,695 thousand units, due mainly to increased unit sales in North America. Revenue from sales to unaffiliated customers increased 14.9%, to JPY 8,004.6 billion (USD 68,142 million) during the period, due to the positive currency translation effects and increased unit sales mainly in North America and Europe. Operating income increased by 38.9% to JPY 628.3 billion (USD 5,349 million), due mainly to the positive impact of currency effects caused by the depreciation of the Japanese yen, an increase in profit attributable to higher revenue, continuing cost reduction effects and gain on “return”, which offset the negative impact of increase in SG&A and R&D expenses.

Revenue from sales to unaffiliated customers in the financial services business increased 20.0% to JPY 306.8 billion (USD 2,612 million), due to the growth of the automobile business in North America. Operating income increased 0.8% to JPY 90.5 billion (USD 771 million), due primarily to the positive impact of currency effects caused by the depreciation of the Japanese yen, higher revenue due to an increased finance-subsidiaries receivable from growth of business and decreased SG&A expenses which offset increased funding costs.

Unit sales of power products in Japan totaled 487 thousand units, an increase of 12.7%. Overseas unit sales were 5,389 thousand units, an increase of 10.7%, and total unit sales of power products was 5,876 thousand units, up by 10.9 % from the same period in 2005. Increased unit sales, mainly in North America and Europe, was major contributing factor to this increase. Revenue from sales to unaffiliated customers in power product and other businesses increased by 11.3% to JPY 370.6 billion (USD 3,155 million), due mainly to increased unit sales. Operating income increased 86.3% to JPY 35.9 billion (USD 306 million), due mainly to positive currency effects caused by the depreciation of the Japanese yen, the increased profit attributable to higher revenue and gain on “return”, which offset the negative impact of the increase in SG&A expenses.

Geographical Segment

With respect to Honda’s sales for the year by geographical segment, in Japan, revenue for exports and domestic sales was JPY 4,437.8 billion (USD 37,779 million), up by 7.2% compared to the same period in 2005, due primarily to the increased revenue for exports in the automobile business and increased revenue in the motorcycle, power product and other businesses, which offset the negative impact of decreased unit sales in domestic automobile business. Operating income in Japan was JPY 370.9 billion (USD 3,158 million), up by 100.6%, due primarily to the positive impact of the currency effects caused by the depreciation of the yen, increased profit attributable to higher revenue and continuing cost reduction effects and gain on “return” of JPY 138.0 billion (USD 1,175 million), which offset the negative impact of the increase in SG&A and R&D expenses.

In North America, revenue increased by 19.4% from the same period of the previous year to JPY 5,616.3 billion (USD 47,811 million), due mainly to positive currency translation impact and the increased revenue in all of Honda’s business segments. Operating income in North America increased by 10.2% to JPY 353.9 billion (USD 3,013 million), due primarily to the positive impact of currency effects caused by the depreciation of the Japanese yen and the increased profit attributable to higher revenue, which offset the negative impact of the increase in SG&A expenses.

In Europe, revenue for the period increased by 14.0% to JPY 1,189.5 billion (USD 10,126 million) compared to the same period of the previous year, due mainly to the positive currency translation impact and the increased revenue in all of Honda’s business segments. Operating income in Europe decreased by 36.2% to JPY 26.3 billion (USD 224 million), due mainly to the negative impact of the changes in model mix and increased SG&A expenses, offsetting the positive impact of the currency effects caused by the depreciation of the Japanese yen and the increased profit attributable to higher revenue.

In Asia, revenue increased by 15.9% to JPY 997.3 billion (USD 8,491 million) from the same period of the previous year, due mainly to positive currency translation impact and the increased revenue in all of Honda’s business segments. Operating income increased by 7.1% to JPY 64.9 billion (USD 553 million) from the same period of the previous year, due mainly to the positive impact of the currency effects caused by the depreciation of the Japanese yen, increased profit attributable to higher revenue and continuing cost reduction, which offset the negative impact of the increase in SG&A expenses. In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income.

In other regions, revenue for the year increased by 22.7% to JPY 571.6 billion (USD 4,867 million) compared to the same period of the previous year, due mainly to positive impact of the currency translation effects and the increased revenue in all of Honda’s business segments mainly in South America. Operating income increased by 72.2% from the same period of the previous year to JPY 57.1 billion (USD 487 million), due mainly to the positive currency effects caused by the depreciation of the Japanese yen, the increased profit attributable to higher revenue and continuing cost reduction effects, offsetting the negative impact of the increase in SG&A expenses.

Consolidated Statements of Cash Flows for the Fiscal Year

Cash and cash equivalents on a consolidated basis at the end of the period from April 1, 2005 through March 31, 2006 decreased by JPY 26.2 billion (USD 223 million) from March 31, 2005, to JPY 747.3 billion (USD 6,362 million). The reasons for the increases or decreases for each cash flow activity are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 512.5 billion (USD 4,363 million), for the year ended March 31, 2006, due mainly to net income and depreciation, which offset a increase in trade accounts and notes receivable and an increase in inventories. Cash inflows from operating activities decreased by JPY 234.1 billion (USD 1,993 million) compared with the corresponding period of the previous year.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 608.6 billion (USD 5,181 million), which was due mainly to the capital expenditures and an increase in and the collection of finance subsidiaries-receivables. Cash outflows from investing activities decreased by JPY 199.2 billion (USD 1,696 million) compared with the corresponding period of the previous year.

Cash flows from financing activities

Net cash provided by financing activities amounted to JPY 24.0 billion (USD 204 million), which arose due to proceeds from issuance and payment of long-term debt, cash dividends paid and Payment for purchase of treasury stock. Cash inflows from financing activities decreased by JPY 73.4 billion (USD 626 million) compared with the corresponding period of the previous year.

Supplemental information for cash flows

	FY05 Year-end	FY06 Year-end
Shareholders’ equity ratio (%)	35.3	39.0
Shareholders’ equity market price ratio (%)	53.5	63.3
Repayment period (years)	3.8	6.3
Non-financial services businesses (years)	0.4	0.4
Interest coverage ratio	9.9	6.1
Non-financial services businesses	53.8	42.5

•	Shareholders’ equity ratio: shareholders’ equity / total assets
•	Shareholders’ equity market price ratio: issued common stock stated at market price / total assets
•	Repayment period: interest bearing debt / cash flows from operating activities
•	Interest coverage ratio: (cash flows from operating activities + interest paid) / interest paid

Forecasts for the Fiscal Year Ending March 31, 2007

As for the global economy, the U.S. and Asian economies are expected to grow steadily, and Japan and Europe are also expected to maintain their moderate economic recovery. However, the global environment in which surrounding Honda’s management is working still lacks transparency because of global political and economic uncertainty, fluctuations in oil prices, and currency movements. As a result, we expect to see continued severe situations. Under such circumstances, in regard to the forecasts of the financial results for the fiscal year ending March 31, 2007, Honda projects consolidated results to be as shown below:

FY2007 Forecasts for Consolidated Results

First half ending September 30, 2006

	Yen (billions)	Changes from FY 2006
Net sales and other operating revenue	5,250	+14.1%
Operating income	375	+12.6%
Income before income taxes	365	+16.4%
Net income	275	+12.5%

Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales and other operating revenue	10,600	+7.0%
Operating income	750	-13.7%
Income before income taxes	735	-9.8%
Net income	550	-7.9%
Basic net income per common share	301.18	—

Explanatory notes:

At the board of directors meeting held on April 26, 2006, the Company resolved a matter of stock split.

A 1:2 stock split will be made for shareholders listed or recorded in the final register of shareholders and register of beneficial shareholders as at June 30, 2006. As of July 1, 2006, one share of the Company’s common stock will be split into two.

The above estimated basic net income per common share was calculated based on the number of shares issued after stock split. In case of using the number of shares issued as of March 31, 2006, estimated basic net income per common share for the fiscal year ending March 31, 2007 will be JPY 602.36.

FY2007 Forecasts for Unconsolidated Results

First half ending September 30, 2006

	Yen (billions)	Changes from FY 2006
Net sales	1,910	+5.9%
Operating profit	82	-32.3%
Income before income taxes	143	-9.0%
Net income	114	-34.3%

Fiscal year ending March 31, 2007

	Yen (billions)	Changes from FY 2006
Net sales	3,940	+4.9%
Operating profit	160	-33.3%
Income before income taxes	280	-13.0%
Net income	220	-27.1%

These forecasts are based on the assumption that the average exchange rates for the yen to the U.S. dollar and the Euro for the first half of the year ending September 30, 2006 will be JPY 113 and JPY 135 and for the full year ending March 31, 2007, JPY 112 and JPY 132. The exchange rates for the second half of the year ending March 31, 2007 will be JPY 110 and JPY 130, respectively.

Dividend per Share of Common Stock for the fiscal year ending March 31, 2007

At the board of directors meeting held on April 26, 2006, the Company resolved a matter of stock split. A 1:2 stock split will be made for shareholders listed or recorded in the final register of shareholders and register of beneficial shareholders as at June 30, 2006. As of July 1, 2006, one share of the Company’s common stock will be split into two.

After the stock split, for the year ending March 31, 2007, the Company plans that the interim cash dividend of JPY 30 per share. It also projects that the year-end cash dividend will be JPY 30 per share. As a result, total cash dividends for the year ending March 31, 2007 are expected to be JPY 60 per share. Had the stock split not been carried out, the dividends would have been equal to JPY 60 per share for both interim and year-end dividends, which would have been an increase of JPY 20 per share for the interim dividend, as a result, an increase of JPY 20 per share for the year, to JPY 120.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it.

Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, Honda’s business, financial condition or results of operations could be adversely affected. In that event, the trading prices of Honda’s common stock and American Depositary Shares could decline, and you may lose all or part of your investment. Additional risks not currently known to Honda or that Honda now deems immaterial may also harm Honda and affect your investment.

Relating to Honda’s Industry

Honda may be adversely affected by market conditions

Honda conducts its operation in Japan and throughout the world, including North America, Europe and Asia.

A continued economic slowdown, recession or sustained loss of consumer confidence in these markets, which may be caused by rising fuel prices or other factors, could trigger a decline in demand for automobiles, motorcycles and power products that may adversely affect Honda’s results of operations.

Prices for automobiles, motorcycles and power products can be volatile

Prices for automobiles, motorcycles and power products in certain markets may experience sharp changes over short periods of time.

This volatility is caused by many factors, including fierce competition, which is increasing, short-term fluctuations in demand from underlying economic conditions, changes in import regulations, shortages of certain supplies and sales incentives by Honda or other manufacturers or dealers. There can be no assurance that such price volatility will not continue or intensify or that price volatility will not occur in markets that to date have not experienced such volatility. Overcapacity within the industry has increased and will likely continue to increase if the economic downturn continues in Honda’s major markets or worldwide, leading, potentially, to further increased price pressure. Price volatility in any or all of Honda’s markets could adversely affect Honda’s results of operations in a particular period.

Risks Relating to Honda’s Business Generally

Currency and Interest Risks

Honda’s operations are subject to currency fluctuations

Honda has manufacturing operations throughout the world including Japan and exports products and components to various countries.

Honda purchases materials and sells its products in foreign currencies. Therefore, currency fluctuations may affect Honda’s pricing of products sold and materials purchased. Accordingly, currency fluctuations have an effect on Honda’s results of operations and, financial condition, as well as Honda’s competitiveness, which will over time affect its results.

Since Honda exports many products and components from Japan and generates a substantial portion of its revenues in currencies other than the Yen, Honda’s results of operations would be adversely affected by an appreciation of the Yen against other currencies, in particular the U.S. dollar.

Honda’s hedging of currency and interest rate risk exposes Honda to other risks

Although it is impossible to hedge against all currency or interest risk, Honda uses derivative financial instruments in order to reduce the substantial effects of currency fluctuations and interest rate exposure on our cash flow and financial condition.

These instruments include foreign currency forward contracts, currency swap agreements and currency option contracts, as well as interest rate swap agreements. Honda has entered into, and expects to continue to enter into, such hedging arrangements. As with all hedging instruments, there are risks associated with the use of such instruments.

While limiting to some degree our risk fluctuations in currency exchange and interest rates by utilizing such hedging instruments, Honda potentially forgoes benefits that might result from other fluctuations in currency exchange and interest rates. Honda also is exposed to the risk that its counterparties to hedging contracts will default on their obligations.

Honda manages exposure to counterparty credit risk by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines.

However, any default by such counterparties might have an adverse effect on Honda.

Legal and Regulatory Risks

The automobile, motorcycle and power product industries are subject to extensive environmental and other governmental regulation

Regulations regarding vehicle emission levels, fuel economy, noise, and safety and noxious substances, as well as levels of pollutants from production plants, are extensive within the automobile, motorcycle and power product industries. These regulations are subject to change, and are often made more restrictive. The costs to comply with these regulations can be significant to Honda’s operations.

Honda is reliant on the protection and preservation of its intellectual property

Honda owns or otherwise has rights in a number of patents and trademarks relating to the products it manufactures, which have been obtained over a period of years. These patents and trademarks have been of value in the growth of Honda’s business and may continue to be of value in the future. Honda does not regard any of its businesses as being dependent upon any single patent or related group of patents. However, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of Honda’s intellectual property rights, would have an adverse effect on Honda’s operations.

Risks Relating to Honda’s Operations

Honda’s financial services business conducts business under highly competitive conditions in an industry with inherent risks

Honda’s financial services business offers customers various financing plans designed to increase the opportunity for sales of its products. However, customers can also obtain financing for the lease or purchase of Honda’s products through a variety of other sources that compete with our financing services, including commercial banks and finance and leasing companies. The financial services offered by us also involve risks relating to residual value, credit risk and cost of capital. Competition for customers and/or these risks may affect Honda’s results of operations in the future.

Honda relies on various suppliers for the provision of certain raw materials and component

Honda purchases raw materials, and certain components and parts, from numerous external suppliers, and relies on some key suppliers for some items and the raw materials it uses in the manufacture of its products. Honda’s ability to continue to obtain these supplies in an efficient and cost-effective manner is subject to a number of factors, some of which are not within Honda’s control. These factors include the ability of its suppliers to provide a continued source of supply and Honda’s ability to compete with other users in obtaining the supplies. Loss of a key supplier in particular may affect our production and increase our costs.

Honda conducts its operations in various regions of the world

Honda conducts its businesses worldwide, and in several countries, Honda conducts businesses through joint ventures with local entities, in part due to the legal and other requirements of those countries. These businesses are subject to various regulations, including the legal and other requirements of each country. If these regulations or the business conditions or policies of these local entities change, it may have an adverse affect on Honda’s business, financial condition or results of operations.

Honda may be adversely affected by wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics and labor strikes

Honda conducts its businesses worldwide, and its operations may variously be subject to wars, use of force by foreign countries, terrorism, multinational conflicts, natural disasters, epidemics, labor strikes and other events beyond our control which may delay or disrupt Honda’s local operations in the affected regions, including the purchase of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. Delays or disruptions in one region may in turn affect our global operations. If such delay or disruption occurs and continues for a long period of time, Honda’s business, financial condition or results of operations may be adversely affected.

Cautionary statement with respect to forward looking statements in this Annual Report

This Annual Report includes “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements included in this Annual Report are based on the current assumptions and beliefs of Honda in light of the information currently available to it, and involve known and unknown risks, uncertainties, and other factors. Such risks, uncertainties and other factors may cause Honda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors are generally set forth in Item 3.D “Risk Factors” and include, without limitation:

•	the political, economic and social conditions in Japan, the United States and elsewhere, including the relevant governments’ specific policies with respect to economic growth, inflation, taxation, currency conversion, imports and sources of supplies and the availability of credit, particularly to the extent such current or future conditions and policies affect the automobile, motorcycle and power product industries and markets in Japan and the United States, and the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	the effects of competition in the automobile, motorcycle and power product markets on the demand, sales volume and sales prices for Honda’s automobiles, motorcycles and power products;

•	Honda’s ability to finance its working capital and capital expenditure requirements, including obtaining any required external debt or other financing; and

•	the effects of economic stagnation or recession in Honda’s principal markets and exchange rate fluctuations on the Honda’s results of operations.

Honda undertakes no obligation and has no intention to publicly update any forward-looking statement after the date of this Annual Report. Investors are advised to consult any further disclosures by Honda in its subsequent filings pursuant to the Securities and Exchange Act of 1934.

[1] Unit Sales Breakdown

	Unit (thousands)
	Three months ended Mar. 31, 2005	Three months ended Mar. 31, 2006	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006
MOTORCYCLES
Japan	93	93	378	368
	(93)	(93)	(378)	(368)
North America	230	211	643	615
	(134)	(121)	(346)	(332)
Europe	91	98	338	353
	(88)	(94)	(325)	(340)
Asia	2,065	1,750	8,192	7,907
	(2,065)	(1,749)	(8,192)	(7,906)
Other Regions	237	261	931	1,028
	(233)	(258)	(918)	(1,014)

Total	2,716	2,413	10,482	10,271
	(2,613)	(2,315)	(10,159)	(9,960)

AUTOMOBILES
Japan	195	190	712	696
North America	415	434	1,575	1,682
Europe	79	87	267	291
Asia	120	137	512	521
Other Regions	50	53	176	201

Total	859	901	3,242	3,391

POWER PRODUCTS
Japan	117	138	432	487
North America	839	1,128	2,514	2,827
Europe	543	596	1,309	1,477
Asia	202	154	712	717
Other Regions	83	103	333	368

Total	1,784	2,119	5,300	5,876

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of unaffiliated customers.
2.	Figures in brackets represent unit sales of motorcycles only.

[2] Net Sales Breakdown

(A) For the three months ended March 31, 2005 and 2006

	Yen (millions)
	Three months ended Mar. 31, 2005		Three months ended Mar. 31, 2006
MOTORCYCLE BUSINESS

Japan	23,150	(7.1)%	23,889	(6.1)%
North America	112,947	(34.7)%	135,456	(34.6)%
Europe	56,513	(17.3)%	66,802	(17.1)%
Asia	81,317	(25.0)%	95,119	(24.3)%
Other Regions	51,799	(15.9)%	70,142	(17.9)%

Total	325,726	(100.0)%	391,408	(100.0)%

AUTOMOBILE BUSINESS

Japan	384,611	(20.6)%	386,978	(17.2)%
North America	1,046,515	(56.0)%	1,336,864	(59.4)%
Europe	171,601	(9.2)%	220,342	(9.8)%
Asia	174,684	(9.3)%	198,992	(8.8)%
Other Regions	92,604	(4.9)%	106,997	(4.8)%

Total	1,870,015	(100.0)%	2,250,173	(100.0)%

FINANCIAL SERVICES BUSINESS

Japan	4,711	(7.3)%	5,029	(6.1)%
North America	56,335	(87.1)%	71,985	(86.9)%
Europe	2,315	(3.6)%	3,261	(3.9)%
Asia	398	(0.6)%	574	(0.7)%
Other Regions	931	(1.4)%	2,008	(2.4)%

Total	64,690	(100.0)%	82,857	(100.0)%

POWER PRODUCT & OTHER BUSINESSES

Japan	27,839	(31.2)%	29,851	(27.3)%
North America	29,553	(33.2)%	38,471	(35.2)%
Europe	21,602	(24.2)%	27,713	(25.4)%
Asia	5,789	(6.5)%	7,815	(7.1)%
Other Regions	4,340	(4.9)%	5,453	(5.0)%

Total	89,123	(100.0)%	109,303	(100.0)%

TOTAL

Japan	440,311	(18.7)%	445,747	(15.7)%
North America	1,245,350	(53.0)%	1,582,776	(55.9)%
Europe	252,031	(10.7)%	318,118	(11.2)%
Asia	262,188	(11.2)%	302,500	(10.7)%
Other Regions	149,674	(6.4)%	184,600	(6.5)%

Total	2,349,554	(100.0)%	2,833,741	(100.0)%

[2] Net Sales Breakdown - continued

(B) For the years ended March 31, 2005 and 2006

	Yen (millions)
	Year ended Mar. 31, 2005		Year ended Mar. 31, 2006
MOTORCYCLE BUSINESS
Japan	97,405	(8.9)%	99,009	(8.1)%
North America	321,828	(29.3)%	349,741	(28.5)%
Europe	198,471	(18.1)%	208,092	(17.0)%
Asia	289,169	(26.3)%	324,026	(26.4)%
Other Regions	190,881	(17.4)%	244,944	(20.0)%

Total	1,097,754	(100.0)%	1,225,812	(100.0)%

AUTOMOBILE BUSINESS
Japan	1,463,531	(21.0)%	1,447,388	(18.1)%
North America	3,923,930	(56.3)%	4,722,354	(59.0)%
Europe	597,467	(8.6)%	717,360	(9.0)%
Asia	661,471	(9.5)%	731,833	(9.1)%
Other Regions	317,236	(4.6)%	385,759	(4.8)%

Total	6,963,635	(100.0)%	8,004,694	(100.0)%

FINANCIAL SERVICES BUSINESS
Japan	20,017	(7.8)%	21,140	(6.9)%
North America	222,494	(87.0)%	267,485	(87.2)%
Europe	8,827	(3.4)%	10,108	(3.3)%
Asia	1,441	(0.6)%	1,966	(0.6)%
Other Regions	2,962	(1.2)%	6,170	(2.0)%

Total	255,741	(100.0)%	306,869	(100.0)%

POWER PRODUCT & OTHER BUSINESSES
Japan	118,252	(35.5)%	126,507	(34.1)%
North America	106,824	(32.1)%	123,779	(33.4)%
Europe	66,030	(19.8)%	73,861	(19.9)%
Asia	24,930	(7.5)%	27,626	(7.5)%
Other Regions	16,939	(5.1)%	18,848	(5.1)%

Total	332,975	(100.0)%	370,621	(100.0)%

TOTAL
Japan	1,699,205	(19.6)%	1,694,044	(17.1)%
North America	4,575,076	(52.9)%	5,463,359	(55.1)%
Europe	870,795	(10.1)%	1,009,421	(10.2)%
Asia	977,011	(11.3)%	1,085,451	(11.0)%
Other Regions	528,018	(6.1)%	655,721	(6.6)%

Total	8,650,105	(100.0)%	9,907,996	(100.0)%

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of unaffiliated customers.
2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading.

[3] Consolidated Financial Summary

For the three months and Years ended March 31, 2005 and 2006

Financial Highlights

	Yen (millions)
	Three months ended Mar. 31, 2005	% Change	Three months ended Mar. 31, 2006	Year ended Mar. 31, 2005	% Change	Year ended Mar. 31, 2006
Net sales and other operating revenue	2,349,554	20.6%	2,833,741	8,650,105	14.5%	9,907,996
Operating income	140,359	142.8%	340,832	630,920	37.7%	868,905
Income before income taxes	129,142	159.3%	334,820	656,805	24.0%	814,617
Net income	94,053	133.4%	219,513	486,197	22.8%	597,033

	Yen
Basic net income per Common share	101.43		239.78	520.68		648.67
American depositary share	50.71		119.89	260.34		324.33

	U.S. Dollar (millions)
			Three months ended Mar. 31, 2006			Year ended Mar. 31, 2006
Net sales and other operating revenue			24,123			84,345
Operating income			2,901			7,397
Income before income taxes			2,850			6,935
Net income			1,869			5,082

	U.S. Dollar
Basic net income per Common share			2.04			5.52
American depositary share			1.02			2.76

[4] Consolidated Statements of Income and Retained Earnings

(A) For the three months ended March 31, 2005 and 2006

	Yen (millions)
	Three months ended Mar. 31, 2005	Three months ended Mar. 31, 2006
Net sales and other operating revenue	2,349,554	2,833,741

Operating costs and expenses:
Cost of sales	1,668,769	2,042,981
Selling, general and administrative	412,874	449,356
Research and development	127,552	138,588
Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	—	138,016

Operating income	140,359	340,832

Other income:
Interest	2,955	10,201
Other	1,859	475
Other expenses:
Interest	3,652	3,446
Other	12,379	13,242

Income before income taxes	129,142	334,820

Income taxes:
Current	51,087	102,427
Deferred	3,548	35,612

Income before equity in income of affiliates	74,507	196,781

Equity in income of affiliates	19,546	22,732

Net income	94,053	219,513

Retained earnings:
Balance at beginning of period	3,772,941	4,114,719
Reissuance of treasury stock	—	(125)
Retirement of treasury stocks	(57,611)	(66,221)
Cash dividends paid	—	—
Transfer to legal reserves	—	—

Balance at end of period	3,809,383	4,267,886

	Yen
Basic net income per
Common share	101.43	239.78
American depositary share	50.71	119.89

[4] Consolidated Statements of Income and Retained Earnings - continued

(B) For the years ended March 31, 2005 and 2006

	Yen (millions)
	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006
Net sales and other operating revenue	8,650,105	9,907,996

Operating costs and expenses:
Cost of sales	6,038,172	7,010,357
Selling, general and administrative	1,513,259	1,656,365
Research and development	467,754	510,385
Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	—	138,016

Operating income	630,920	868,905

Other income:
Interest	10,696	27,363
Other	60,541	2,214
Other expenses:
Interest	11,655	11,902
Other	33,697	71,963

Income before income taxes	656,805	814,617

Income taxes:
Current	151,146	319,945
Deferred	115,519	(2,756)

Income before equity in income of affiliates	390,140	497,428

Equity in income of affiliates	96,057	99,605

Net income	486,197	597,033

Retained earnings:
Balance at beginning of year	3,589,434	3,809,383
Reissuance of treasury stock	—	(125)
Retirement of treasury stocks	(216,181)	(66,221)
Cash dividends paid	(47,797)	(71,061)
Transfer to legal reserves	(2,270)	(1,123)

Balance at end of year	3,809,383	4,267,886

	Yen
Basic net income per
Common share	520.68	648.67
American depositary share	260.34	324.33

[5] Consolidated Balance Sheets

	Yen (millions)
Assets	Mar. 31, 2005	Mar. 31, 2006	Change
Current assets:
Cash and cash equivalents	773,538	747,327	(26,211)
Trade accounts and notes receivable	791,195	963,320	172,125
Finance subsidiaries-receivables, net	1,021,116	1,230,912	209,796
Inventories	862,370	1,036,304	173,934
Deferred income taxes	214,059	198,033	(16,026)
Other current assets	346,464	450,002	103,538

Total current assets	4,008,742	4,625,898	617,156

Finance subsidiaries-receivables, net	2,623,909	2,982,425	358,516

Investments and advances:
Investments in and advances to affiliates	349,664	408,993	59,329
Other	264,926	286,092	21,166

Total investments and advances	614,590	695,085	80,495

Property, plant and equipment, at cost:
Land	365,217	384,447	19,230
Buildings	1,030,998	1,149,517	118,519
Machinery and equipment	2,260,826	2,562,507	301,681
Construction in progress	96,047	115,818	19,771

	3,753,088	4,212,289	459,201
Less accumulated depreciation	2,168,836	2,397,022	228,186

Net property, plant and equipment	1,584,252	1,815,267	231,015

Other assets	485,477	453,006	(32,471)

Total assets	9,316,970	10,571,681	1,254,711

[5] Consolidated Balance Sheets - continued

	Yen (millions)
Liabilities and Stockholders’ Equity	Mar. 31, 2005	Mar. 31, 2006	Change
Current liabilities:
Short-term debt	769,314	693,557	(75,757)
Current portion of long-term debt	535,105	657,645	122,540
Trade payables:
Notes	26,727	31,698	4,971
Accounts	987,045	1,099,902	112,857
Accrued expenses	913,721	930,115	16,394
Income taxes payable	65,029	110,160	45,131
Other current liabilities	451,623	466,332	14,709

Total current liabilities	3,748,564	3,989,409	240,845

Long-term debt	1,559,500	1,879,000	319,500
Other liabilities	719,612	577,522	(142,090)

Total liabilities	6,027,676	6,445,931	418,255

Stockholders’ equity:
Common stock	86,067	86,067	—
Capital surplus	172,531	172,529	(2)
Legal reserves	34,688	35,811	1,123
Retained earnings	3,809,383	4,267,886	458,503
Accumulated other comprehensive income (loss)
Adjustments from foreign currency translation	(624,937)	(375,777)	249,160
Net unrealized gains on marketable equity securities	33,744	62,710	28,966
Net unrealized gains (losses) on derivative instruments	—	(64)	(64)
Minimum pension liabilities adjustments	(202,741)	(94,056)	108,685

Total Accumulated other comprehensive income (loss)	(793,934)	(407,187)	386,747
Treasury Stock	(19,441)	(29,356)	(9,915)

Total stockholders’ equity	3,289,294	4,125,750	836,456

Total liabilities and stockholders’ equity	9,316,970	10,571,681	1,254,711

[6] Consolidated Statements of Cash Flows

	Yen (millions)
	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006
Cash flows from operating activities:
Net income	486,197	597,033
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	225,752	262,225
Deferred income taxes	115,519	(2,756)
Equity in income of affiliates	(96,057)	(99,605)
Provision for credit and lease residual losses on finance	50,638	36,153
Loss (gain) on derivative instruments, net	(60,432)	10,351
Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	—	(138,016)
Decrease (increase) in assets:
Trade accounts and notes receivable	(70,145)	(113,259)
Inventories	(79,483)	(109,661)
Other current assets	(11,797)	(75,771)
Other assets	(52,198)	(61,482)
Increase (decrease) in liabilities:
Trade accounts and notes payable	76,338	41,360
Accrued expenses	71,469	98,273
Income taxes payable	33,704	39,900
Other current liabilities	19,973	6,126
Other liabilities	19,826	5,740
Other, net	17,320	15,891

Net cash provided by operating activities	746,624	512,502

Cash flows from investing activities:
Decrease (increase) in investments and advances	26,148	50,452
Payment for purchase of available-for-sale securities	(1,608)	(6,915)
Proceeds from sales of available-for-sale securities	13,140	5,666
Payment for purchase of held-to-maturity securities	(20,856)	(63,395)
Proceeds from redemption of held-to-maturity securities	—	55,990
Capital Expenditures	(373,980)	(460,021)
Proceeds from sales of property, plant and equipment	14,216	39,951
Acquisition of finance subsidiaries-receivables	(2,710,520)	(3,031,644)
Collection of finance subsidiaries-receivables	1,561,299	1,870,675
Proceeds from sales of finance subsidiaries-receivables	684,308	930,595

Net cash used in investing activities	(807,853)	(608,646)

Cash flows from financing activities:
Increase (decrease) in short-term debt	20,244	(124,941)
Proceeds from long-term debt	704,433	865,677
Repayment of long-term debt	(495,107)	(568,371)
Cash dividends paid	(47,797)	(71,061)
Increase (decrease) in commercial paper classified as long-term debt	(131)	(234)
Payment for purchase of treasury stock, net	(84,147)	(77,064)

Net cash provided by financing activities	97,495	24,006

Effect of exchange rate changes on cash and cash equivalents	12,851	45,927

Net change in cash and cash equivalents	49,117	(26,211)
Cash and cash equivalents at beginning of year	724,421	773,538

Cash and cash equivalents at end of year	773,538	747,327

[7] Segment Information

1. Business Segment Information

(A) For the three months ended March 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	325,726	1,870,015	64,690	89,123	2,349,554	—	2,349,554
Intersegment sales	0	0	972	1,709	2,681	(2,681)	—

Total	325,726	1,870,015	65,662	90,832	2,352,235	(2,681)	2,349,554

Cost of sales, SG&A and R&D expenses	298,738	1,779,426	47,541	86,171	2,211,876	(2,681)	2,209,195

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	—	—	—	—	—	—	—

Operating income	26,988	90,589	18,121	4,661	140,359	0	140,359

For the three months ended March 31, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	391,408	2,250,173	82,857	109,303	2,833,741	—	2,833,741
Intersegment sales	0	0	1,210	2,234	3,444	(3,444)	—

Total	391,408	2,250,173	84,067	111,537	2,837,185	(3,444)	2,833,741

Cost of sales, SG&A and R&D expenses	346,132	2,123,044	60,094	105,099	2,634,369	(3,444)	2,630,925

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	15,319	115,935	—	6,762	138,016	—	138,016

Operating income	60,595	243,064	23,973	13,200	340,832	0	340,832

(B) For the Year ended March 31, 2005

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,097,754	6,963,635	255,741	332,975	8,650,105	—	8,650,105
Intersegment sales	0	0	3,447	9,869	13,316	(13,316)	—

Total	1,097,754	6,963,635	259,188	342,844	8,663,421	(13,316)	8,650,105

Cost of sales, SG&A and R&D expenses	1,028,422	6,511,253	169,287	323,539	8,032,501	(13,316)	8,019,185

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	—	—	—	—	—	—	—

Operating income	69,332	452,382	89,901	19,305	630,920	0	630,920

Assets	848,671	4,160,818	4,362,096	261,843	9,633,428	(316,458)	9,316,970
Depreciation and amortization	28,606	189,150	419	7,577	225,752	—	225,752
Capital expenditures	41,845	317,271	1,941	12,923	373,980	—	373,980

For the Year ended March 31, 2006

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,225,812	8,004,694	306,869	370,621	9,907,996	—	9,907,996
Intersegment sales	0	0	4,068	11,941	16,009	(16,009)	—

Total	1,225,812	8,004,694	310,937	382,562	9,924,005	(16,009)	9,907,996

Cost of sales, SG&A and R&D expenses	1,127,157	7,492,257	220,352	353,350	9,193,116	(16,009)	9,177,107

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	15,319	115,935	—	6,762	138,016	—	138,016

Operating income	113,974	628,372	90,585	35,974	868,905	0	868,905

Assets	1,006,308	4,752,405	5,008,058	294,170	11,060,941	(489,260)	10,571,681
Depreciation and amortization	30,232	222,165	771	9,057	262,225	—	262,225
Capital expenditures	52,246	392,934	1,316	11,345	457,841	—	457,841

Explanatory notes:

1.	Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products:

2.	Principal products of each segment.

Business	Principal products
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts
Automobile business	Automobiles and relevant parts
Financial services business	Financial and insurance services
Power product & other businesses	Power products and relevant parts, and others

3.	Corporate assets, which are accounted for under assets, are included in Eliminations and amounted to JPY 464,504 million for the year ended March 31, 2005 and JPY 354,903 million for the year ended March 31, 2006, which consist primarily of cash and cash equivalents and marketable securities held by parent company.

4.	Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government is stated separately in business segment information, same as consolidated statements of income and retained earnings.

2. Geographical Segment Information

(A) For the three months ended March 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	508,506	1,248,713	249,893	214,113	128,329	2,349,554	—	2,349,554
Transfers between geographical segments	584,865	35,586	34,765	25,454	4,347	685,017	(685,017)	—

Total	1,093,371	1,284,299	284,658	239,567	132,676	3,034,571	(685,017)	2,349,554

Cost of sales, SG&A and R&D expenses	1,042,757	1,210,677	273,023	232,555	128,070	2,887,082	(677,887)	2,209,195

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	—	—	—	—	—	—	—	—

Operating income	50,614	73,622	11,635	7,012	4,606	147,489	(7,130)	140,359

For the three months ended March 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	534,011	1,586,058	315,486	241,251	156,935	2,833,741	—	2,833,741
Transfers between geographical segments	645,650	39,298	38,105	44,594	4,390	772,037	(772,037)	—

Total	1,179,661	1,625,356	353,591	285,845	161,325	3,605,778	(772,037)	2,833,741

Cost of sales, SG&A and R&D expenses	1,132,868	1,519,459	343,731	273,064	149,634	3,418,756	(787,831)	2,630,925

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	138,016	—	—	—	—	138,016	—	138,016

Operating income	184,809	105,897	9,860	12,781	11,691	325,038	15,794	340,832

(B) For the Year ended March 31, 2005

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	1,983,182	4,585,650	858,936	773,753	448,584	8,650,105	—	8,650,105
Transfers between geographical segments	2,155,756	119,904	184,136	86,810	17,373	2,563,979	(2,563,979)	—

Total	4,138,938	4,705,554	1,043,072	860,563	465,957	11,214,084	(2,563,979)	8,650,105

Cost of sales, SG&A and R&D expenses	3,954,039	4,384,400	1,001,829	799,871	432,764	10,572,903	(2,553,718)	8,019,185

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	—	—	—	—	—	—	—	—

Operating income	184,899	321,154	41,243	60,692	33,193	641,181	(10,261)	630,920

Assets	2,480,052	5,202,980	649,547	541,331	203,605	9,077,515	239,455	9,316,970

For the Year ended March 31, 2006

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	2,021,999	5,475,261	1,001,177	856,892	552,667	9,907,996	—	9,907,996
Transfers between geographical segments	2,415,874	141,064	188,341	140,501	19,023	2,904,803	(2,904,803)	—

Total	4,437,873	5,616,325	1,189,518	997,393	571,690	12,812,799	(2,904,803)	9,907,996

Cost of sales, SG&A and R&D expenses	4,204,939	5,262,382	1,163,213	932,394	514,527	12,077,455	(2,900,348)	9,177,107

Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	138,016	—	—	—	—	138,016	—	138,016

Operating income	370,950	353,943	26,305	64,999	57,163	873,360	(4,455)	868,905

Assets	2,737,454	6,026,342	800,786	717,933	309,209	10,591,724	(20,043)	10,571,681

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.

2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

3.	Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government is stated separately in geographical segment information, same as consolidated statements of income and retained earnings

3. Overseas Sales

(A) For the three months ended March 31, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,245,350	252,031	262,188	149,674	1,909,243
Consolidated sales					2,349,554
Overseas sales ratio to consolidated sales	53.0%	10.7%	11.2%	6.4%	81.3%

For the three months ended March 31, 2006

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,582,776	318,118	302,500	184,600	2,387,994
Consolidated sales					2,833,741
Overseas sales ratio to consolidated sales	55.9%	11.2%	10.7%	6.5%	84.3%

(B) For the Year ended March 31, 2005

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	4,575,076	870,795	977,011	528,018	6,950,900
Consolidated sales					8,650,105
Overseas sales ratio to consolidated sales	52.9%	10.1%	11.3%	6.1%	80.4%

For the Year ended March 31, 2006

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	5,463,359	1,009,421	1,085,451	655,721	8,213,952
Consolidated sales					9,907,996
Overseas sales ratio to consolidated sales	55.1%	10.2%	11.0%	6.6%	82.9%

Explanatory notes:

1.	The geographical segments are based on the location where sales are originated.

2.	Major countries or regions in each geographic segment:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[8] (A) Consolidated Balance Sheets

    Divided into non-financial services businesses and finance subsidiaries

	Yen (millions)
	Mar. 31, 2005	Mar 31, 2006	Change
Assets
<Non-financial services business>
Current Assets:	3,376,411	3,788,184	411,773
Cash and cash equivalents	757,894	727,735	(30,159)
Trade accounts and notes receivable	422,673	504,101	81,428
Inventories	862,370	1,036,304	173,934
Other current assets	1,333,474	1,520,044	186,570
Investments and advances	830,698	942,970	112,272
Property, plant and equipment, net	1,564,762	1,795,173	230,411
Other assets	274,958	237,943	(37,015)

Total assets	6,046,829	6,764,270	717,441

<Finance subsidiaries>
Cash and cash equivalents	15,644	19,592	3,948
Finance subsidiaries-short-term receivables, net	1,028,488	1,240,581	212,093
Finance subsidiaries-long-term receivables, net	2,625,078	2,982,832	357,754
Other assets	692,886	765,053	72,167

Total assets	4,362,096	5,008,058	645,962

Eliminations among subsidiaries	(1,091,955)	(1,200,647)	(108,692)

Total assets	9,316,970	10,571,681	1,254,711

Liabilities and Stockholders’ Equity
<Non-financial services businesses>
Current liabilities:	2,281,768	2,355,999	74,231
Short-term debt	228,558	171,122	(57,436)
Current portion of long-term debt	6,385	9,138	2,753
Trade payables	1,022,394	1,144,159	121,765
Accrued expenses	770,887	763,879	(7,008)
Other current liabilities	253,544	267,701	14,157
Long-term debt	19,570	34,396	14,826
Other liabilities	717,636	575,034	(142,602)

Total liabilities	3,018,974	2,965,429	(53,545)

<Finance subsidiaries>
Short-term debt	1,310,678	1,369,177	58,499
Current portion of long-term debt	535,825	653,276	117,451
Accrued expenses	151,867	181,140	29,273
Long-term debt	1,546,953	1,858,362	311,409
Other liabilities	352,317	392,316	39,999

Total liabilities	3,897,640	4,454,271	556,631

Eliminations among subsidiaries	(888,938)	(973,769)	(84,831)

Total liabilities	6,027,676	6,445,931	418,255

Common stock	86,067	86,067	—
Capital surplus	172,531	172,529	(2)
Legal reserves	34,688	35,811	1,123
Retained earnings	3,809,383	4,267,886	458,503
Accumulated other comprehensive income (loss)	(793,934)	(407,187)	386,747
Treasury stock	(19,441)	(29,356)	(9,915)

Total stockholders’ equity	3,289,294	4,125,750	836,456

Total liabilities and stockholders’ equity	9,316,970	10,571,681	1,254,711

[8] (B) Consolidated Statements of Cash Flows

    Divided into non-financial services businesses and finance subsidiaries

    For the Years ended March 31, 2005 and 2006

For the Year ended March 31, 2005

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	408,251	77,955
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	225,333	419
Deferred income taxes	38,737	76,782
Equity in income of affiliates	(97,821)	—
Loss (gain) on derivative instruments, net	(4,000)	(56,432)
Decrease (increase) in trade accounts and notes receivable	(29,754)	(43,224)
Decrease (increase) in inventories	(79,483)	—
Increase (decrease) in trade payables	82,548	—
Other, net	89,703	59,382

Net cash provided by operating activities	633,514	114,882

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(119,182)	—
Capital expenditures	(372,039)	(1,941)
Proceeds from sales of property, plant and equipment	13,990	226
Decrease (increase) in finance subsidiaries-receivables	—	(465,841)

Net cash used in investing activities	(477,231)	(467,556)

Free cash flow (Cash flows from operating and investing activities)	156,283	(352,674)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	288,600	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	14,604	138,511
* Proceeds from long-term debt	7,752	697,703
* Repayment of long-term debt	(9,172)	(486,568)
Proceeds from issuance of common stock	—	1,911
Cash dividends paid	(47,806)	—
Increase (decrease) in commercial paper classified as long-term debt	—	(131)
Acquisition of treasury stock	(84,147)	—

Net cash provided by (used in) financing activities	(118,769)	351,426

Effect of exchange rate changes on cash and cash equivalents	12,463	388

Net change in cash and cash equivalents	49,977	(860)
Cash and cash equivalents at beginning of year	707,917	16,504

Cash and cash equivalents at end of year	757,894	15,644

[8] (B) Consolidated Statements of Cash Flows – continued

    Divided into non-financial services businesses and finance subsidiaries

    For the Years ended March 31, 2005 and 2006

For the Year ended March 31, 2006

	Yen (millions)
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net Income	543,200	53,847
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	261,454	771
Deferred income taxes	22,037	(24,793)
Equity in income of affiliates	(99,605)	—
Loss (gain) on derivative instruments, net	11,683	(1,332)
Gain on transfer of the substitutional portion of the Employees’ Pension Funds to the government	(138,016)	—
Decrease (increase) in trade accounts and notes receivable	(44,881)	(72,695)
Decrease (increase) in inventories	(109,661)	—
Increase (decrease) in trade payables	45,297	—
Other, net	25,146	47,674

Net cash provided by operating activities	516,654	3,472

Cash flows from investing activities:
* Decrease (increase) in investments and advances	27,101	—
Capital expenditures	(458,705)	(1,316)
Proceeds from sales of property, plant and equipment	39,645	306
Decrease (increase) in finance subsidiaries-receivables	—	(231,909)

Net cash used in investing activities	(391,959)	(232,919)

Free cash flow(Cash flows from operating and investing activities)	124,695	(229,447)

Free cash flow of Non-financial services businesses excluding the decrease in loans to Finance subsidiaries (Note)	137,937	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(66,144)	(54,391)
* Proceeds from long-term debt	25,995	851,710
* Repayment of long-term debt	(11,485)	(566,188)
Proceeds from issuance of common stock	—	1,490
Cash dividends paid	(71,075)	—
Increase (decrease) in commercial paper classified as long-term debt	—	(234)
Acquisition of treasury stock	(77,064)	—

Net cash provided by (used in) financing activities	(199,773)	232,387

Effect of exchange rate changes on cash and cash equivalents	44,919	1,008

Net change in cash and cash equivalents	(30,159)	3,948
Cash and cash equivalents at beginning of year	757,894	15,644

Cash and cash equivalents at end of year	727,735	19,592

Explanatory notes:

1.	The cash flows derived from non-financial services businesses loans to finance subsidiaries were included in the items of “Decrease(increase) in investments and advances” of Non financial services businesses, and “Increase (decrease) in short-term debt”, “Proceeds from long-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the decrease in loans to finance subsidiaries are stated for the readers’ information.

Loans from non-financial services businesses to finance subsidiaries increased by 132,317 million yen for fiscal 2005, and increased by 13,242 million yen for fiscal 2006.

2.	Decrease (increase) in trade accounts and notes receivable for finance subsidiaries is due to the reclassification of finance subsidiaries-receivables which relate to sales of inventory in the unaudited consolidated statements of cash flows presented above.

Explanatory notes:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries: 339

Principal subsidiaries:

American Honda Motor Co., Inc., Honda of America Mfg., Inc., Honda Canada Inc., Honda R&D Co., Ltd., American Honda Finance Corp.

2.	Affiliated companies

Number of affiliated companies: 115

Principal affiliated companies:

Guangzhou Honda Automobile Co., Ltd., Yachiyo Industry Co., Ltd., P.T. Astra Honda Motor

3.	Changes of consolidated subsidiaries and affiliated companies

Consolidated subsidiaries:

Newly formed consolidated subsidiaries: 24 (i.e. Dongfeng Honda Auto Parts Co., Ltd)

Reduced through reorganization: 4

Affiliated companies:

Newly formed affiliated companies: 6 (i.e. NIHON PLAST CO., LTD.)

Reduced through reorganization: 9

4.	The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, since the Company has listed its shares as American Depositary Receipts on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with the Ministerial Ordinance under the Securities and Exchange Law of Japan.

5.	The average exchange rates for the fiscal fourth quarter ended March 31, 2006 were ¥116.94=U.S.$1 and ¥140.70=euro 1. The average exchange rates for the same period last year were ¥104.51=U.S.$1 and ¥136.94=euro 1. The average exchange rates for the fiscal year ended March 31, 2006 were ¥113.31=U.S.$1 and ¥137.86=euro1, as compared with ¥107.27=U.S.$1 and ¥134.07=euro 1 for the same period last year.

6.	United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥117.47=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on March 31, 2006.

7.	The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

Also, the Company decided to change of ratio of its ADR to Honda’s underlying Shares.

As a result, one American Share which currently represents one-half of one Share will represent one Share and the change of ratio of ADR will be handled by Honda’s depositary, JPMorgan Chase Bank, and the first trading date with the new ratio will be Monday, July 3, 2006.

8.	Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income. The amount of minority interest recognized in earnings, included in “Other expenses: Other,” for each of the years in the two-year period ended March 31, 2006 were ¥11,559 million and ¥15,287 million, respectively.

9.	Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

10.	Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

11.	Honda does not amortize goodwill but instead is tested for impairment at least annually.

12.	Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives and salvage values of the respective assets.

13.	Honda applies hedge accounting for some of fits forward foreign currency exchange contracts between the Company and its subsidiaries.

14.	The allowance for credit losses for finance-subsidiaries receivables is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

15.	The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

16.	Provisions for retirement benefits are provided based on the fair value of both projected benefit obligations and plan assets at the end of the fiscal year to cover for employees’ retirement benefits. If the provisions for retirement benefits are less than the unfunded accumulated benefit obligations, accrued pension cost is adjusted as an additional minimum pension liability that is at least equal to the unfunded accumulated benefit obligation.

Unrecognized net transition obligation has been amortized over approximately 19 years since the fiscal year ended March 31, 1990. Unrecognized prior service cost (benefit) is amortized by using the straight-line method and the estimated average remaining service years of employees.

Unrecognized actuarial loss is amortized if unrecognized net gain or loss exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets by using the straight-line method and the estimated average remaining service years of employees.

17.	Our warranty expense accruals are costs for general warranties on product we sell, products recalls and service actions outside the general warranties. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs.

Additional Information

1.	As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (a confederated welfare pension fund, the “Fund”), of which the Company and a part of its domestic subsidiaries and affiliates accounted for under the equity method were members, has obtained approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005 and completed its transfer on March 9, 2006. Previously on April 1, 2004, the Company received approval of exemption from the obligation for benefits related to future employee services with respect to the Fund.

As a result, the company recognized a gain of ¥228,688 million, which is the difference between the settled accumulated benefit obligation and the assets transferred to the government; a gain of ¥56,498 million for the derecognition of previous accrued salary progression; and settlement loss of ¥147,113 million for the related unrecognized loss. Collectively, the company recognized a net gain of ¥138,116 million for the fiscal year ended March 31, 2006.

2.	Honda adopted hedge accounting in fiscal year ended March 31, 2006, based on the assessment of the corporate risk management policies and procedures.

Notes to Consolidated balance sheets

1.	The allowance for doubtful trade accounts and notes receivable, and the allowance for credit losses for finance-subsidiaries receivable are as follows: Yen (millions)

	Mar.31, 2005	Mar. 31, 2006
The allowance for doubtful trade accounts and notes receivables	9,710	10,689
The allowance for credit losses for financial-subsidiaries receivables	30,926	32,950

2.	Net book value of property, plant and equipment which were subject to specific mortgages securing indebtedness are as follows; Yen (millions)

	Mar.31, 2005	Mar. 31, 2006
Property, plant and equipment	12,881	22,592
A finance subsidiary pledged as collateral finance subsidiaries-receivables	22,597	8,993

3.	Honda has entered into various guarantee and indemnification agreements which are primarily for employee bank/loans to costs for their housing costs are as follows: Yen (millions)

	Mar.31, 2005	Mar. 31,2006
Bank loan of employees for their housing costs	69,574	46,737

If an employee defaults on his/her loan payments, Honda is required to perform its obligation under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults were shown as above. As of March 31, 2006, no amount has been accrued for any possible estimated losses under the guarantee obligations, as it is probable that the employees will be able to make all scheduled payments.

Subsequent Event

Aiming at further liquidity of the Company’s shares on the stock market and encouraging more investors to hold such shares, the Company discussed and resolved a matter of a stock split, and resolving that a one to two stock split will be made for shareholders listed or recorded in the final register of shareholders and register of beneficial shareholders as at Friday, June 30, 2006, at the board of directors meeting held on April 26, 2006.

(1) Number of additional Shares to be issued in connection with the stock split:

Number of Shares issued before the stock split:	917,414,215 shares
Number of additional Shares to be issued with the stock split:	917,414,215 shares
Number of Shares issued after the stock split:	1,834,828,430 shares

(2) Dividend calculation commencement date:	Saturday, April 1, 2006

If the stock split were taken as from the previous fiscal year, ended March 31, 2005, information on per Share is as follows;

	FY05	FY06
	(reference)
Total assets of Honda	1,778.25	2,259.27
Net income of Honda	260.34	324.34

  There are no shares that have the potential to dilute these values

Also, the Company decided the change of ratio of its American Depositary Receipt (“ADR”) to Honda’s underlying Shares at the board of directors meeting held on April 26, 2006. As a result, one American Share which currently represents one-half of one Share will represent one Share. The effective date of the new ratio will be July 1, 2006(EST), and the first trading date with new ratio will be July 3, 2006(EST).

Unconsolidated Financial Summary

For the years ended March 31, 2005 and 2006

Financial Highlights (Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2005	% Change	Year ended Mar. 31, 2006
Net sales	3,489,106	7.7%	3,757,087
Operating profit	147,554	62.6%	239,891
Ordinary profit	211,249	52.4%	321,925
Net income	144,489	108.8%	301,735

	Yen
Net income per share	154.74		327.83
Dividend per share for the term	65		100
Year-end dividend per share	37		60
Interim dividend per share	28		40

	(As a percentage)
Payout ratio	41.8%		30.4%

Estimated Financial Figures for the Fiscal Year Ending March 31, 2007 (Parent company only)

	Yen (millions)
	First half ending Sep. 30, 2006		Year ending Mar. 31, 2007
Net sales	1,910,000		3,940,000
Operating income	82,000		160,000
Ordinary profit	143,000		280,000
Net income	114,000		220,000

	Yen
Dividend per share for the term	30		30

[1] Unit Sales Breakdown (Parent company only)

	Unit (thousands)
	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006
MOTORCYCLES
Japan	378	369
(motorcycles included above)	(378)	(369)
Export	736	740
(motorcycles included above)	(393)	(435)

Total	1,115	1,109
(motorcycles included above)	(772)	(804)

AUTOMOBILES
Japan	725	716
(Mini vehicles included above)	(259)	(248)
Export	538	561

Total	1,264	1,278

POWER PRODUCTS
Japan	432	484
Export	4,986	5,767

Total	5,418	6,251

[2] Net Sales Breakdown (Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006
MOTORCYCLES
Japan	74,599	74,862
Export	372,023	416,515

Total	446,622	491,378

AUTOMOBILES
Japan	1,106,203	1,102,857
Export	1,812,547	2,025,777

Total	2,918,750	3,128,634

POWER PRODUCTS
Japan	24,197	27,395
Export	99,535	109,678

Total	123,733	137,074

Total
Japan	1,205,000	1,205,115
Export	2,284,106	2,551,971

Total	3,489,106	3,757,087

Explanatory notes:

1.	The summary unconsolidated financial information set forth above is derived from the complete unconsolidated financial information of the Company to be filed with the Securities and Exchange Commission on the Company’s Form 6-K for the month of June 2005

2.	Unconsolidated financial statements have been prepared on the basis of generally accepted accounting principles in Japan in accordance with the Japanese Commercial Code.

3.	The unit sales and yen amounts described above are rounded down to the nearest one thousand units and one million yen, respectively.

[3] Unconsolidated Statements of Income (Parent company only)

	Yen (millions)
	Year ended Mar. 31, 2005	Year ended Mar. 31, 2006
Net sales	3,489,106	3,757,087
Cost of sales	2,385,073	2,507,847
Selling, general and administrative expenses	956,478	1,009,348

Operating profit	147,554	239,891
Non-operating profit	105,323	145,429
Non-operating expenses	41,629	63,394
Ordinary Profit	211,249	321,925
Extraordinary profit	1,528	92,187
Extraordinary loss	8,304	8,587

Income before income taxes	204,473	405,525
Income taxes
Current	62,026	94,409
Prior year	11,786	—
Deferred	(13,829)	9,381

Net income	144,489	301,735

Explanatory note:

Research and development expenses for the fiscal year ended March 31, 2006 amounted JPY 480,013 millions, and JPY 466,866 millions for the fiscal year ended March 31, 2005.

[4] Unconsolidated Balance Sheets (Parent company only)

	Yen (millions)
	Mar. 31, 2005	Mar. 31, 2006
Current assets	1,011,979	1,119,392
Fixed assets	1,343,114	1,405,931

Total assets	2,355,093	2,525,323

Current liabilities	634,227	684,523
Fixed liabilities	169,327	105,962

Total liabilities	803,554	790,486

Common stock	86,067	86,067
Capital surplus	170,316	170,313
Retained surplus	1,274,318	1,438,645
Unrealized gains on securities available for sale	40,278	69,163
Treasury stock	(19,441)	(29,352)

Stockholders’ equity	1,551,538	1,734,837

Total liabilities and stockholders’ equity	2,355,093	2,525,323

Additional Information

1.	As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund” (a confederated welfare pension fund, the “Fund”), of which the Company is a member, has obtained an approval from the Japanese Ministry of Health, Labor and Welfare for exemption from benefits obligations related to past employee services with respect to the substitutional portion of the Fund on July 1, 2005, and completed its transfer on March 9, 2006.

Previously on April 1, 2004, the Fund received an approval of exemption from the obligation for benefits related to future employee services with respect to the Fund.

Accordingly, the “Honda Employees’ Pension Fund” was newly changed to the “Honda Corporate Pension Fund” as of July 1, 2005.

Having returned the benefits obligations related to past employee services, the Company assessed pension costs, pension liabilities and related gains or losses based on “Implementation guidance on accounting standards for post-employment benefits” issued by Japanese Institute of Certified Public Accountant”. The Company recognized a JPY 91.5 billion gain on the transfer of the benefit obligation of the substitutional portion of the Fund to the Japanese government as an “extraordinary gain” in the unconsolidated financial statements for the fiscal year ended March 31, 2006 in accordance with the Japanese accounting standards.

2.	Honda adopted hedge accounting in fiscal year ended March 31, 2006, based on the assessment of the corporate risk management policies and procedures.

Subsequent Event

Aiming at further liquidity of the Company’s shares on the stock market and encouraging more investors to hold such shares, the Company discussed and resolved a matter of a stock split, and resolving that a one to two stock split will be made for shareholders listed or recorded in the final register of shareholders and register of beneficial shareholders as at Friday, June 300, 2006, at the board of directors meeting held on April 26, 2006.

(1) Number of additional Shares to be issued in connection with the stock split:

Number of Shares issued before the stock split:	917,414,215 shares
Number of additional Shares to be issued with the stock split:	917,414,215 shares
Number of Shares issued after the stock split:	1,834,828,430 shares

(2) Dividend calculation commencement date:	Saturday, April 1, 2006

If the stock split were taken as from the previous fiscal year, ended March 31, 2005, information on per Share is as follows;

	FY05	FY06
	(reference)
Total assets of the Company	838.79	950.00
Net income of the Company	77.37	163.92

Also, the Company decided the change of ratio of its American Depositary Receipt (“ADR”) to Honda’s underlying Shares at the board of directors meeting held on April 26, 2006. As a result, one American Share which currently represents one-half of one Share will represent one Share. The effective date of the new ratio will be July 1, 2006(EST), and the first trading date with new ratio will be July 3, 2006(EST).

Management Policy

Honda’s business activities are based on fundamental corporate philosophies known as “Respect for the Individual” and “The Three Joys.” “Respect for the Individual” defines Honda’s relationship with its associates, business partners and society. It is based on sharing a commitment to initiative, equality and mutual trust among people. It is Honda’s belief that everyone who comes into contact with Honda’s activities will gain a sense of satisfaction through the experience of buying, selling or creating Honda’s products and services. This philosophy is expressed as “The Three Joys.” With these corporate philosophies as the foundation, Honda’s business is guided by the following Company Principle:

“Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality at a reasonable price for worldwide customer satisfaction.” Honda actively works to share a sense of satisfaction with all of its customers as well as its shareholders, and to continue improving its corporate value.

Profit Redistribution Policy

The Company strives to carry out its operations from a global perspective and increase its corporate value. With respect to redistribution, the Company considers redistribution of profits to its shareholders to be one of the most important management issues, and its basic policy for dividends is to make distributions after taking into account its long-term consolidated earnings performance. The Company will also acquire its own shares at the optimal timing with the aim of improving efficiency in capital structure. The present goal, however, is to increase the shareholders return ratio (i.e. the ratio of the total of the dividend payment and the repurchase of company shares to consolidated net income) to approximately 30%. Retained earnings will be applied toward financing R&D activities that are essential for the future growth of the Company and capital expenditures and investment programs that will expand its operations for the purpose of improving business results and strengthening the Company’s financial condition.

Once the new Company Law comes into effect, there will be no limit on the number of times a company can distribute its dividends. The Company is currently looking into reviewing its articles of incorporation, aiming at a more efficient and flexible profit redistribution to our shareholders. The Company will continuously study the possibility of extra dividends in addition to the current interim and year-end dividends, while also considering the timing of the stock split, which will take effect on July 1, 2006, the following date of the record date of June 30, 2006.

The Company will continue to work hard to earn and keep the support of its shareholders.

Future Policies for Reduction of the Number of Shares Constituting One Investment Unit

On August 1, 2001, the Company changed the number of shares that constitute one investment unit from 1,000 shares to 100 shares, aiming at further liquidity of the Company’s shares on the stock market and encouraging more investors to hold such shares.

Based on the trend of its stock price after that change, the Company discussed and resolved, at its board of directors meeting held on April 26, 2006, a matter of a stock split, resolving that a one to two stock split will be made for shareholders listed or recorded in the final register of shareholders and register of beneficial shareholders as at Friday, June 30, 2006.

Preparing for the Future

As for the global economy, the U.S. and Asian economies are expected to grow steadily, and Japan and Europe are also expected to maintain their moderate economic recovery. However, the global environment in which Honda’s management operates still lacks transparency because of global political and economic uncertainty, fluctuations in oil prices, and currency movements. As a result, we expect to see continued severe situations.

It is under these circumstances that Honda will strengthen its corporate structure quickly and flexibly to meet the requirements of our customers and society and the changes in its business environment. Also, in order to improve the competitiveness of its products, Honda will endeavor to enhance its R&D structure and its production and sales ability. Furthermore, Honda will continue striving to earn even more trust and understanding from society through Company-wide activities. Honda recognizes that further enhancing the following specific areas is essential to its success:

R&D

Production efficiency

Sales efficiency Product quality

Safety technologies

The environment

Continuing to Increase Society’s Trust in and Understanding toward Honda

R&D

Along with efforts to develop even more effective safety and environmental technologies, Honda will enhance the creativity in its advanced technology and products, and it will create and swiftly introduce new value-added products that meet specific needs in various markets around the world.

Honda will also continue efforts in the research of future technologies, including the advancement of advanced humanoid robots and compact business jets and their engines.

Production Efficiency

Honda will establish efficient and flexible production systems and expand production capacity at its global production bases, with the aim of increasing its capability of supplying high quality products.

Sales Efficiency

Honda will continue to make efforts to expand its product lines through the innovative use of IT and to upgrade its sales and service structure, in order to further satisfy our customers.

Product Quality

Responding to increasing consumer demand, Honda will upgrade its quality control through enhancing the functions of and coordination among the development, purchasing, production, sales and service departments.

Safety Technologies

Honda will develop safety technologies for accident prediction and prevention, technologies to reduce injuries to passengers and pedestrians from car accidents, and technologies for reducing aggressivity, as well as expand its line-up of products incorporating such technologies. Honda intends to enhance its contribution to traffic safety in motorized societies, including Asian countries. Honda also intends to remain active in a variety of traffic safety programs, including advanced driving and motorcycling training schemes provided by local dealerships.

The Environment

Honda will step up its efforts to create better clean, fuel-efficient engine technologies and to improve further the recyclability throughout its product lines. Honda will also advance alternative fuel technologies, including fuel cells. In addition, Honda will continue its efforts to minimize environmental impact, as measured by the *Life Cycle Assessment, in all of its business fields, including production, logistics and sales.

*	Life Cycle Assessment: A comprehensive system for quantifying the impact Honda’s products have on the environment at the different stages in their life cycles, from material procurement and energy consumption to waste disposal.

Continuing to Increase Society’s Trust in and Understanding toward Honda

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, Honda will continue striving to earn even more trust and understanding from society by, among other things, undertaking activities for corporate governance, compliance, and risk management and contributing to society.

Through these Company-wide activities, we will strive to materialize Honda’s visions of “value creation,” “globalization,” and “commitment to the future,” with the aim of sharing the joy with Honda’s customers, thus becoming a company that society wants to exist.

April 26, 2006
Honda Motor Co., Ltd.

CONSOLIDATED FINANCIAL SUMMARY

FOR THE FISCAL YEAR ENDED MARCH 31, 2006

	Yen (billions)
	Results for the fiscal year ended Mar. 31, 2005	Results for the fiscal year ended Mar. 31, 2006 [change/%]			Forecasts for the fiscal year ending Mar. 31, 2007 [change/%]
Net sales and other operating revenue Japan Overseas	8,650.1 1,699.2 6,950.9	9,907.9 1,694.0 8,213.9	[1,257.8 / [-5.1 / [1,263.0 /	14.5%] -0.3%] 18.2%]	10,600.0 1,750.0 8,850.0	[692.0 / [55.9 / [636.0 /	7.0%] 3.3%] 7.7%]
Operating income <as a percentage of net sales>	630.9 <7.3%>	868.9 <8.8%>	[237.9 /	37.7%]	750.0 <7.1%>	[-118.9 /	-13.7%]
Income before income taxes <as a percentage of net sales>	656.8 <7.6%>	814.6 <8.2%>	[157.8 /	24.0%]	735.0 <6.9%>	[-79.6 /	-9.8%]
Equity in income of affiliates <as a percentage of net sales>	96.0 <1.1%>	99.6 <1.0%>	[3.5 /	3.7%]	103.0 <1.0%>	[3.3 /	3.4%]
Net income <as a percentage of net sales>	486.1 <5.6%>	597.0 <6.0%>	[110.8 /	22.8%]	550.0 <5.2%>	[-47.0 /	-7.9%]
Factors of change in Income before income taxes		(Increase Factors in Operating income)			(Increase Factors in Operating income)
		-Currency effects		144.4	-Change in revenue, model mix, etc.		184.1
		Change in average rates		(86.4)	-Cost reduction		3.3
		Translation effects		(58.0)	(Decrease Factors in Operating income)
		-Change in revenue, model mix, etc.		68.5	-Currency effects		-55.0
		-Cost reduction		18.1	Change in average rates		(-49.6)
		-Gain on return of Daiko-Henjyo*		138.0	Translation effects		(-5.4)
		(Decrease Factors in Operating income)			-Change in SG&A expenses		-78.6
		-Change in SG&A expenses		-88.5	-Change in R&D expenses		-34.7
		-Change in R&D expenses		-42.6	-Previour year’s gain on return of Daiko-Henjyo*		-138.0
		(Change Factors in Other income/expenses)			(Change Factors in Other income/expenses)
		-Change in derivative instruments		-66.0	-Change in derivative instruments		-1.8
		-Others		-14.1	-Others		41.1
Honda’s average rates USD=	JPY 108	JPY 113			JPY 112 (1H: 113, 2H: 110)
Honda’s average rates EUR=	JPY 135	JPY 138			JPY 132 (1H: 135, 2H: 130)
Capital expenditures	373.9	457.8			570.0
Depreciation	225.7	262.2			290.0
Research and development expenses	467.7	510.3			545.0
Interest bearing debt	2,863.9	3,230.2
Non-financial services	246.8	206.1
Finance subsidiaries	2,617.1	3,024.0

Remarks		· Net sales, operating income, income before income taxes, equity in income of affiliates and net income set record high for all fiscal years.			. Net sales to set record high.
						Unit (thousands)
Unit sales in motorcycle business	10,482	10,271	[-211 /	-2.0%]	10,840	[569 /	5.5%]
(motorcycles only)	(10,159)	(9,960)	[-199 /	-2.0%]	(10,516)	[556 /	5.6%]
Japan	378	368	[-10 /	-2.6%]	370	[2 /	0.5%]
(motorcycles only)	(378)	(368)	[-10 /	-2.6%]	(370)	[2 /	0.5%]
Overseas	10,104	9,903	[-201 /	-2.0%]	10,470	[567 /	5.7%]
(motorcycles only)	(9,781)	(9,592)	[-189 /	-1.9%]	(10,146)	[554 /	5.8%]
North America (motorcycles only)	643 (346)	615 (332)	[-28 / [-14 /	-4.4%] -4.0%]	650 (350)	[35 / [18 /	5.7%] 5.4%]
Europe (motorcycles only)	338 (325)	353 (340)	[15 / [15 /	4.4%] 4.6%]	340 (329)	[-13 / [-11 /	-3.7%] -3.2%]
Asia (motorcycles only)	8,192 (8,192)	7,907 (7,906)	[-285 / [-286 /	-3.5%] -3.5%]	8,300 (8,300)	[393 / [394 /	5.0%] 5.0%]
Others (motorcycles only)	931 (918)	1,028 (1,014)	[97 / [96 /	10.4%] 10.5%]	1,180 (1,167)	[152 / [153 /	14.8%] 15.1%]
Unit sales in automobile business	3,242	3,391	[149 /	4.6%]	3,720	[329 /	9.7%]
Japan	712	696	[-16 /	-2.2%]	720	[24 /	3.4%]
Overseas	2,530	2,695	[165 /	6.5%]	3,000	[305 /	11.3%]
North America	1,575	1,682	[107 /	6.8%]	1,760	[78 /	4.6%]
Europe	267	291	[24 /	9.0%]	320	[29 /	10.0%]
Asia	512	521	[9 /	1.8%]	695	[174 /	33.4%]
Others	176	201	[25 /	14.2%]	225	[24 /	11.9%]
Unit sales in power product business	5,300	5,876	[576 /	10.9%]	5,880	[4 /	0.1%]
Japan	432	487	[55 /	12.7%]	505	[18 /	3.7%]
Overseas	4,868	5,389	[521 /	10.7%]	5,375	[-14 /	-0.3%]
North America	2,514	2,827	[313 /	12.5%]	2,770	[-57 /	-2.0%]
Europe	1,309	1,477	[168 /	12.8%]	1,365	[-112 /	7.6%]
Asia	712	717	[5 /	0.7%]	940	[223 /	31.1%]
Others	333	368	[35 /	10.5%]	300	[-68 /	-18.5%]

*	Gain on the return of the substitutional portion of the Employees’ Pension Fund to the Japanese government (Daiko-Henjyo)

Notes :	1.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda’s affiliates accounted for under the equity method.

	2.	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles.
		Accordingly, these unit sales are not included in the financial results and forecasts.

	3.	“Capital expenditures” and “Depreciation” are the figures of “Property, plant and equipment (including company cars)”.

This announcement contains “forward-looking statements” of Honda. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

April 26, 2006 Honda Motor Co., Ltd.

UNCONSOLIDATED FINANCIAL SUMMARY

FOR THE FISCAL YEAR ENDED MARCH 31, 2006

(Parent company only)

	Yen (billions)
	Results for the fiscal year ended March 31, 2005	Results for the fiscal year ended March 31, 2006 [change /%]			Forecasts for the fiscal year ending March 31, 2007 [change /%]
Net sales Domestic Export	3,489.1 1,205.0 2,284.1	3,757.0 1,205.1 2,551.9	[267.9 / [0.1 / [267.8 /	7.7%] — ] 11.7%]	3,940.0 1,240.0 2,700.0	[182.9 / [34.8 / [148.0 /	4.9%] 2.9%] 5.8%]
Operating income <as a percentage of net sales>	147.5 <4.2%>	239.8 <6.4%>	[92.3 /	62.6%]	160.0 <4.1%>	[-79.8 /	-33.3%]
Ordinary income <as a percentage of net sales>	211.2 <6.1%>	321.9 <8.6%>	[110.6 /	52.4%]	280.0 <7.1%>	[-41.9 /	-13.0%]
Net income <as a percentage of net sales>	144.4 <4.1%>	301.7 <8.0%>	[157.2 /	108.8%]	220.0 <5.6%>	[-81.7 /	-27.1%]
Factors of change in Ordinary income		(Increase Factors in Operating income)			(Increase Factors in Operating income)
		Currency effects		76.3
		Change in revenue, model mix, etc		52.5	Change in revenue, model mix, etc		6.2
		Cost reduction		16.3	Cost reduction		15.0
		(Decrease Factors in Operating income)			(Decrease Factors in Operating income)
					Currency effects		-40.2
		Change in SG&A expenses (excluding R&D)		-39.7	Change in SG&A expenses (excluding R&D)		-3.9
		Change in R&D expenses		-13.1	Change in R&D expenses		-57.0
		(Change Factors in Other income/expenses)			(Change Factors in Other income/expenses)
		Change in derivative instruments		22.3	Change in derivative instruments		0.9
		Others		-3.9	Others		37.1
Honda’s average rates USD=	JPY 108	JPY 113			JPY 112 (1H: 113, 2H: 110)
Honda’s average rates EUR=	JPY 135	JPY 138			JPY 132 (1H: 135, 2H: 130)
Capital expenditures	88.2	88.3			180.0
Motorcycle production-related	2.4	4.1			8.0
Automobile production-related	34.6	35.0			76.0
Power product production-related	2.2	1.1			2.0
Others	48.9	47.9			94.0
Depreciation	58.0	59.9			64.0
Research and development expenses	466.8	480.0			537.0
Interest bearing debt	22.5	21.0
Remarks		• Net sales, operating income, ordinary income and net income set record high.			• Net sales to set record high
						Unit (thousands)
Unit sales in motorcycle business	1,115	1,109	[-6 /	-0.6%]	1,110	[— /	0.1%]
(motorcycles only)	(772)	(804)	[32 /	4.2%]	(800)	[-4 /	-0.6%]
Domestic sales	378	369	[-9 /	-2.6%]	370	[— /	0.3%]
(motorcycles only)	(378)	(369)	[-9 /	-2.6%]	(370)	[— /	0.3%]
Export sales	736	740	[3 /	0.4%]	740	[— /	— ]
(motorcycles only)	(393)	(435)	[42 /	10.8%]	(430)	[-5 /	-1.3%]
Unit sales in automobile business	1,264	1,278	[13 /	1.1%]	1,360	[81 /	6.4%]
Domestic sales	725	716	[-9 /	-1.3%]	730	[13 /	1.9%]
Registration vehicles	465	467	[1 /	0.4%]	450	[-17 /	-3.8%]
Mini vehicles	259	248	[-10 /	-4.1%]	280	[31 /	12.5%]
Export sales	538	561	[22 /	4.2%]	630	[68 /	12.1%]
Unit sales in power product business	5,418	6,251	[832 /	15.4%]	5,730	[-521 /	-8.3%]
Domestic sales	432	484	[51 /	11.9%]	505	[20 /	4.3%]
Export sales	4,986	5,767	[781 /	15.7%]	5,225	[-542 /	-9.4%]
Automobile production	3,257	3,442	[185 /	5.7%]	3,690	[247 /	7.2%]
Domestic	1,270	1,243	[-27 /	-2.1%]	1,320	[76 /	6.2%]
Overseas	1,987	2,199	[212 /	10.7%]	2,370	[170 /	7.8%]

Notes:	1. “Capital expenditures” and “Depreciation” are the figures of “Property, plant and equipment (including company cars)”.

2. Interest bearing debt primarily comprises of funds received from subsidiaries by means of the Cash Management System.

This announcement contains “forward-looking statements” of Honda. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

April 26, 2006 Honda Motor Co., Ltd.

SUPPLEMENTAL VERSION

FOR CONSOLIDATED FINANCIAL SUMMARY

	Unit (thousands), Yen (billions)
	Forth Quarter Results		Fiscal Year Results				Forecasts
	3M ended Mar. 2005	3M ended Mar. 2006	% change	Year ended Mar. 2005	Year ended Mar. 2006	% change	FY ending Mar. 2007	% change
Unit sales in motorcycle business
Japan	93	93	—	378	368	-2.6%	370	0.5%
(motorcycles only)	(93)	(93)	—	(378)	(368)	-2.6%	(370)	0.5%
North America	230	211	-8.3%	643	615	-4.4%	650	5.7%
(motorcycles only)	(134)	(121)	-9.7%	(346)	(332)	-4.0%	(350)	5.4%
Europe	91	98	7.7%	338	353	4.4%	340	-3.7%
(motorcycles only)	(88)	(94)	6.8%	(325)	(340)	4.6%	(329)	-3.2%
Asia	2,065	1,750	-15.3%	8,192	7,907	-3.5%	8,300	5.0%
(motorcycles only)	(2,065)	(1,749)	-15.3%	(8,192)	(7,906)	-3.5%	(8,300)	5.0%
Others	237	261	10.1%	931	1,028	10.4%	1,180	14.8%
(motorcycles only)	(233)	(258)	10.7%	(918)	(1,014)	10.5%	(1,167)	15.1%

Total	2,716	2,413	-11.2%	10,482	10,271	-2.0%	10,840	5.5%
(motorcycles only)	(2,613)	(2,315)	-11.4%	(10,159)	(9,960)	-2.0%	(10,516)	5.6%

Unit sales in automobile business
Japan	195	190	-2.6%	712	696	-2.2%	720	3.4%
North America	415	434	4.6%	1,575	1,682	6.8%	1,760	4.6%
Europe	79	87	10.1%	267	291	9.0%	320	10.0%
Asia	120	137	14.2%	512	521	1.8%	695	33.4%
Others	50	53	6.0%	176	201	14.2%	225	11.9%

Total	859	901	4.9%	3,242	3,391	4.6%	3,720	9.7%

Unit sales in power product business
Japan	117	138	17.9%	432	487	12.7%	505	3.7%
North America	839	1,128	34.4%	2,514	2,827	12.5%	2,770	-2.0%
Europe	543	596	9.8%	1,309	1,477	12.8%	1,365	-7.6%
Asia	202	154	-23.8%	712	717	0.7%	940	31.1%
Others	83	103	24.1%	333	368	10.5%	300	-18.5%

Total	1,784	2,119	18.8%	5,300	5,876	10.9%	5,880	0.1%

Exchange rate to USD (Yen)
Honda’s transaction rates	104	116	10.3%	107	110	2.7%
Market average rates for the period	104.51	116.94	10.6%	107.55	113.31	5.1%	112.00	-1.2%
Rates for the period-end				107.39	117.47	8.6%
Exchange rate to EUR
Honda’s transaction rates	135	135	—	133	135	1.5%
Market average rates for the period	136.94	140.70	2.7%	135.19	137.86	1.9%	132.00	-4.4%
Rates for the period-end				138.87	142.81	2.8%

Key items
Net sales and other operating revenue	2,349.5	2,833.7	20.6%	8,650.1	9,907.9	14.5%	10,600.0	7.0%
Japan	440.3	445.7	1.2%	1,699.2	1,694.0	-0.3%	1,750.0	3.3%
Overseas	1,909.2	2,387.9	25.1%	6,950.9	8,213.9	18.2%	8,850.0	7.7%
Operating income	140.3	340.8	142.8%	630.9	868.9	37.7%	750.0	-13.7
Income before income taxes	129.1	334.8	159.3%	656.8	814.6	24.0%	735.0	-9.8%
Equity in income of affiliates	19.5	22.7	16.3%	96.0	99.6	3.7%	103.0	3.4%
Net income	94.0	219.5	133.4%	486.1	597.0	22.8%	550.0	-7.9%

Capital expenditures	141.5	155.2	9.6%	373.9	457.8	22.4%	570.0	24.5%
Depreciation	63.3	85.4	34.9%	225.7	262.2	16.2%	290.0	10.6%
Research and development expenses	127.5	138.5	8.7%	467.7	510.3	9.1%	545.0	6.8%

Stockholders’ equity				3,289.2	4,125.7	25.4%
Total assets				9,316.9	10,571.6	13.5%
Interest bearing debt				2,863.9	3,230.2	12.8%
Non-financial services				246.8	206.1	-16.5%
Finance subsidiaries				2,617.1	3,024.0	15.5%

Remarks	• Net sales, operating income, income before income taxes and net income set record high for all quarters. • Equity in income of affiliates set record high for the fourth quarter.			• Net sales, operating income, income before income taxes, equity in income of affiliates and net income set record high for all fiscal years.			• Net sales to set record high.
Factors of change in income before income taxes		Fourth Quarter			Fiscal Year Results		Forecasts FY2007
Change in revenue, model mix, etc.		+11.6			+68.5		+184.1

Currency effects		+68.9			+144.4		-55.0
Change in average rates		+41.8			+86.4		-49.6
U.S. dollar / Yen		(+34.6)			(+72.0)		(-30.2)
Euro / Yen		(+2.0)			(+5.1)		(-8.8)
Others / Yen		(+2.2)			(+8.1)		(-8.8)
Between other currencies		(+2.9)			(+1.0)		(-1.8)
Translation effects		+27.0			+58.0		-5.4
Gross profit		(+54.4)			(+112.5)		(-15.2)
SG&A		(-27.3)			(-54.5)		(+9.8)

Cost reduction		+2.0			+18.1		+3.3
Materials and others		+9.2			+37.8		+24.1
Labor expenses		-7.1			-19.6		-20.8

Change in SG&A expenses		-9.1			-88.5		-78.6

Change in R&D expenses		-11.0			-42.6		-34.7

Gain on return of Daiko-Henjyo*		+138.0			+138.0		-138.0

Change in derivative instruments		+0.1			-66.0		-1.8

Others		+5.0			-14.1		+41.1

Changes in income before income taxes		+205.6			+157.8		-79.6

Notes

*	Gain on the return of the substitutional portion of the Employees’ Pension Fund to the Japanese government (Daiko-Henjyo)

1)	Honda’s transaction rates	: rates to be used mainly for exchanging the Company’s foreign currency-denominated trade amount into yen.

	Market average rates for the period	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated statements of income into yen.

	Rates for the period-end	: rates to be used for translating the Company’s subsidiaries’ foreign currency-denominated assets and liabilities into yen.

2)	Unit sales is the total of sales of completed products of Honda and its consolidated subsidiaries and sales of parts for affiliates of Honda.

3)	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or such subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles.

Accordingly, these unit sales are not included in the financial results and forecasts.

4)	“Capital expenditures” and “Depreciation” are the figures of “property, plant and equipment (including company cars)”.

This announcement contains “forward-looking statements” of Honda. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a a method that Honda considers reasonable.